Filed pursuant to Rule 424(b)(1)
Registration No. 333-228740

PROSPECTUS
51,819,725 Shares

Common Stock

This prospectus relates to the offer and sale of up to 51,819,725 shares of our common stock by the selling stockholders identified in this prospectus, or their permitted transferees.
Pursuant to this prospectus, the selling stockholders, or permitted transferees, may offer and sell the shares of common stock from time to time, as they may determine, through public or private transactions or through other means described in “Plan of Distribution” and at the prices and terms that will be determined by the then-prevailing market prices or at privately negotiated prices, directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. For additional information of the methods of sale, you should refer to the section entitled “Plan of Distribution” beginning on page 44. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions, fees and discounts, if any, attributable to the sale of the shares.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.
Our common stock is listed on the Nasdaq Global Select Market (the “NASDAQ”) under the symbol “BRY.” The closing price of our common stock on February 28, 2019 was $12.73 per share.
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, are eligible for reduced reporting requirements. Please see “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 12, 2019

Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus, any prospectus supplement or any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
BASIS OF PRESENTATION
On May 11, 2016 our predecessor company filed bankruptcy. Our bankruptcy case was jointly administered with that of Linn Energy, LLC (“Linn Energy”) and its affiliates under the caption In re Linn Energy, LLC, et al., Case No. 16–60040 (the “Chapter 11 Proceeding”). On January 27, 2017, the bankruptcy court approved and confirmed our plan of reorganization in the Chapter 11 Proceeding (the “Plan”). On February 28, 2017 (the “Effective Date”), the Plan became effective and was implemented. A final decree closing the Chapter 11 Proceeding was entered September 28, 2018, with the Court retaining jurisdiction as described in the confirmation order and without prejudice to the request of any party–in–interest to reopen the case including with respect to certain, immaterial remaining matters.
When we use the terms “we,” “us,” “our,” the “Company,” or similar words in this prospectus, unless the context otherwise requires, on or prior to the Effective Date, we are referring to Berry Petroleum Company, LLC (“Berry LLC”), our predecessor company, and following the Effective Date, we are referring to Berry Corp. and its subsidiary, Berry LLC, together, the successor company, as applicable.

i

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers, or may not sum due to rounding.
INDUSTRY AND MARKET DATA
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the selling stockholders have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.
TRADEMARKS AND TRADE NAMES
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus. You should read “Risk Factors” for information about important risks that you should consider carefully before investing in our common stock.
Our Company
We are a western United States independent upstream energy company with a focus on the conventional, long-lived oil reserves in the San Joaquin basin of California. Our long-lived, high-margin asset base is uniquely positioned to support our objectives of generating top-tier corporate-level returns and positive levered free cash flow through commodity price cycles. Successful execution of our strategy across our low-declining production base and extensive inventory of identified drilling locations will result in long-term, capital efficient production growth as well as the ability to continue returning capital to our stockholders.
We target onshore, low-cost, low-risk, oil-rich reservoirs in the San Joaquin basin of California and, to a lesser extent, our Rockies assets including low-cost, oil-rich reservoirs in the Uinta basin of Utah and low geologic risk natural gas resource plays in the Piceance basin in Colorado. In the aggregate, the Company’s assets are characterized by:

•	high oil content, which has grown to over 85% of our production;

•	favorable Brent-influenced crude oil pricing dynamics;

•	long-lived, conventional reserves with low and predictable production decline rates;

•	stable development and production cost structures;

•	an extensive inventory of low-risk identified development drilling opportunities with attractive full-cycle economics; and

•	potential in-basin organic and strategic opportunities to expand our existing inventory with new locations of substantially similar geology and economics.
California is and has been one of the most productive oil and natural gas regions in the world. Our asset base is concentrated in the oil-rich San Joaquin basin in California, which has more than 100 years of production history, substantial remaining oil in place, and is considered a super basin. As a result of the substantial data produced over the basin's long history, its geological and reservoir characteristics are well understood, leading to predictable, repeatable, low-risk development opportunities.
In California, we focus on conventional, shallow reservoirs, the drilling and completion of which are relatively low-cost in contrast to unconventional resource plays. Our decades-old proven completion techniques in these reservoirs include cyclic and continuous steam injection and low-volume hydraulic stimulation. For example, we estimate the cost to drill and complete our PUD wells in California will be less than $375,000 per well. In contrast, we estimate the cost to drill and complete our PUD wells in our Rockies operations will average $1.8 million per well.
As noted, we own additional assets in the Uinta basin in Utah, a mature, light-oil-prone play with significant undeveloped resources where we have high operational control and additional behind pipe potential, as well as in the Piceance basin in Colorado, a prolific low geologic risk natural gas play where we produce from a conventional, tight sandstone reservoir using proven slick water stimulation techniques to increase recoveries. On November 30, 2018, we sold our non-core gas-producing properties and related assets located in the East Texas basin.

As of December 31, 2018, we had estimated total proved reserves of 142,720 MBoe. For the year ended December 31, 2018, we had average production of approximately 27.0 MBoe/d, of which approximately 82% was oil. For the three months ended December 31, 2018, we had average production of approximately 28.0 MBoe/d, of which approximately 85% was oil. In California, our average production for the year and the quarter ended December 31, 2018 was 19.7 MBoe/d and 21.7 MBoe/d, respectively, of which approximately 100% was oil.
Risk Factors
An investment in our common stock involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including those in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, before making an investment decision. Please see “Risk Factors” on page 5 of this prospectus for further information.
Emerging Growth Company Status
We are an “emerging growth company” as such term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies, we will not be required to:

•
provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•
comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•
provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•
the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•
the date on which we issue more than $1.0 billion of non-convertible debt over the prior three-year period; or the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, under Section 107 of the JOBS Act emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.
Corporate Information
We were incorporated in Delaware in February 2017. We have executive offices located at 5201 Truxtun Ave., Bakersfield, California 93309 and at 16000 N. Dallas Pkwy, Ste. 500, Dallas, Texas 75248, where we have our principal executive offices. Our telephone number is (661) 616-3900 and our web address is www.berrypetroleum.com. Information contained in or accessible through our website is not, and should not be deemed to be, part of this prospectus.

THE OFFERING

Common stock that may be offered by the selling stockholders	51,819,725 shares.

Common stock outstanding prior to and after this offering	82,061,650 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

Dividend policy
We plan to use our operating cash flows to cover our interest requirements, fund our maintenance capital requirements, and consistently return meaningful capital to stockholders through quarterly dividends. We expect remaining cash flows will be allocated to fund internal growth opportunities. Our dividends will be determined by our board of directors in light of existing conditions, including our earnings, financial condition, restrictions in financing agreements, business conditions and other factors.

Listing and trading symbol	Our common stock trades on the NASDAQ under the symbol “BRY.”

Risk factors
You should carefully read and consider the information set forth under the heading “Risk Factors” on page 5 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

RISK FACTORS
An investment in our common stock involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including those in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, before making an investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, production, growth plans, reserves quantities or value, operating or capital costs, financial condition, and results of operations and our ability to meet our capital expenditure plans and other obligations and financial commitments.
The risks included in this prospectus and the documents we have incorporated by reference into this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations, and our ability to pay distributions to stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes forward-looking statements that involve risks and uncertainties that could materially affect our expected results of operations, liquidity, cash flows and business prospects. Such statements specifically include our expectations as to our future financial position, liquidity, cash flows, results of operations and business strategy, potential acquisition opportunities, other plans and objectives for operations, maintenance capital requirements, expected production and costs, reserves, hedging activities, capital expenditures, return of capital, improvement of recovery factors and other guidance. Actual results may differ from anticipated results, sometimes materially, and reported results should not be considered an indication of future performance. You can typically identify forward-looking statements by words such as aim, anticipate, achievable, believe, budget, continue, could, effort, estimate, expect, forecast, goal, guidance, intend, likely, may, might, objective, outlook, plan, potential, predict, project, seek, should, target, will or would and other similar words that reflect the prospective nature of events or outcomes. For any such forward-looking statement that includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, sometimes materially. Material risks that may affect us are discussed above in “Risk Factors”.
Factors (but not necessarily all the factors) that could cause results to differ include among others:

•	volatility of oil, natural gas and NGL prices;

•	inability to generate sufficient cash flow from operations or to obtain adequate financing to fund capital expenditures and meet working capital requirements;

•	price and availability of natural gas;

•	our ability to use derivative instruments to manage commodity price risk;

•	impact of environmental, health and safety, and other governmental regulations, and of current, pending, or future legislation;

•	uncertainties associated with estimating proved reserves and related future cash flows;

•	our inability to replace our reserves through exploration and development activities;

•	our ability to obtain permits and otherwise to meet our proposed drilling schedule and to successfully drill wells that produce oil and natural gas in commercially viable quantities;

•	changes in tax laws;

•	effects of competition;

•	our ability to make acquisitions and successfully integrate any acquired businesses;

•	market fluctuations in electricity prices and the cost of steam;

•	asset impairments from commodity price declines;

•	large or multiple customer defaults on contractual obligations, including defaults resulting from actual or potential insolvencies;

•	geographical concentration of our operations;

•	our ability to improve our financial results and profitability following our emergence from bankruptcy and other risks and uncertainties related to our emergence from bankruptcy;

•	impact of derivatives legislation affecting our ability to hedge;

•	ineffectiveness of internal controls;

•	concerns about climate change and other air quality issues;

•	catastrophic events;

•	litigation;

•	our ability to retain key members of our senior management and key technical employees; and

•	information technology failures or cyber attacks.
Except as required by law, we undertake no responsibility to publicly release the result of any revision of our forward-looking statements after the date they are made.
All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares by the selling stockholders pursuant to this prospectus. In addition, we have agreed to pay certain expenses, other than underwriting discounts and commissions, of the selling stockholders in connection with the sale of common stock from time to time. Please read “Plan of Distribution.”

PRO FORMA FINANCIAL DATA
The following unaudited pro forma consolidated financial information of Berry Corp. gives effect to the 2026 Notes (as defined below) issuance as well as the Series A Preferred Stock Conversion (as defined below) and the initial public offering of our common stock (the “IPO”) completed in July 2018. The unaudited pro forma consolidated statements of operations are presented for the year ended December 31, 2018. This unaudited pro forma consolidated financial information should be read in conjunction with Berry Corp.’s consolidated financial statements as of and for year ended December 31, 2018, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and incorporated by reference into this prospectus.
The unaudited pro forma consolidated statements of operations for the year ended December 31, 2018 give effect to (1) the 2026 Notes issuance and (2) the Series A Preferred Stock Conversion and the IPO as if each had been completed as of January 1, 2018.
The unaudited pro forma consolidated financial statements are for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been had the events and transactions occurred on the dates assumed, nor are such financial statements necessarily indicative of the results of operations in future periods. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information. The financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the 2026 Notes issuance, the Series A Preferred Stock Conversion, the IPO and the application of net proceeds from the IPO and the 2026 Notes issuance, (ii) factually supportable, and (iii) expected to have a continuing impact on the Company’s consolidated results.
Issuance of 2026 Notes
In February 2018, we completed a private issuance of $400 million in aggregate principal amount of 7.0% senior unsecured notes due 2026 (the “2026 Notes”), which resulted in net proceeds of approximately $391 million after deducting expenses and the initial purchasers’ discount. We used a portion of the net proceeds from the issuance of the 2026 Notes to repay the $379 million outstanding balance on the RBL Facility and used the remainder for general corporate purposes.
Series A Preferred Stock Conversion and Common Stock Offering
In connection with the IPO, we amended the Series A Preferred Stock certificate of designation to provide for the automatic conversion of all outstanding shares of Series A Preferred Stock. Pursuant to the amendment, each outstanding share of our Series A Convertible Preferred Stock, par value $0.011 per share (the “Series A Preferred Stock”) was automatically converted into (i) 1.05 shares of common stock and (ii) the right to receive $1.75, minus the amount of any cash dividend paid by the Company on such share of Series A Preferred Stock for any period commencing on or after April 1, 2018 (the “Series A Preferred Stock Conversion”).
Of the approximately $110 million of net proceeds we received in the IPO, we used approximately $105 million to repay borrowings under our $1.5 billion reserves-based lending facility, entered July 31, 2017 (as amended, the “RBL Facility”). This included $60 million we borrowed on the RBL Facility to make the payment due to the holders of our Series A Preferred Stock in connection with the conversion of preferred stock to common stock. We used the remainder for general corporate purposes.
In connection with the IPO, on July 17, 2018, we entered into stock purchase agreements with certain funds affiliated with Oaktree Capital Management and Benefit Street Partners, pursuant to which we purchased an aggregate of 410,229 and 1,391,967 shares of our common stock, respectively, or 1,802,196 in total. In addition to 8,695,653 shares of common stock issued and sold for our benefit in the IPO, we simultaneously received $24 million for selling 1,802,196 shares to the public and paid $24 million to purchase 1,802,196 shares under the stock purchase agreements. We purchased the shares immediately following the closing of the IPO and retired and returned them to the status of authorized but unissued shares. The selling stockholders also directly sold an additional 2,545,630 shares at a price to the public of $14.00 per share for which we did not receive any proceeds.

BERRY PETROLEUM CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2018
($ in thousands, except per share amounts)

	Berry Corp. (Successor) Year Ended December 31, 2018		Issuance of 2026 Notes Adjustments		Series A Preferred Stock Conversion and Common Stock Offering Adjustments		Berry Corp. (Successor) Pro Forma
Revenues and other:
Oil, natural gas and NGL sales	$552,874		$—		$—		$552,874
Electricity sales	35,208						35,208
Gains (losses) on oil derivatives	(4,621)						(4,621)
Marketing revenues	2,322						2,322
Other revenues	774						774
Total revenues and other	586,557		—		—		586,557
Expenses and other:
Lease operating expenses	188,776						188,776
Electricity generation expenses	20,619						20,619
Transportation expenses	9,860						9,860
Marketing expenses	2,140						2,140
General and administrative expenses	54,026						54,026
Depreciation, depletion and amortization	86,271						86,271
Taxes, other than income taxes	33,117						33,117
(Gain) losses on natural gas derivatives	(6,357)						(6,357)
(Gain) losses on sale of assets and other, net	(2,747)						(2,747)
Total expenses and other	385,705		—		—		385,705
Other income and (expenses):
Interest expense, net of amounts capitalized	(35,648)		(1,764)	(a)	1,626	(c)	(35,786)
Other, net	243						243
Total other income (expenses)	(35,405)		(1,764)		1,626		(35,543)
Reorganization items, net	24,690						24,690
Income (loss) income before income taxes	190,137		(1,764)		1,626		189,999
Income tax expense (benefit)	43,035		(405)	(b)	373	(b)	43,003
Net income (loss)	147,102		(1,359)		1,253		146,996
Series A preferred stock dividends and conversion to common stock	(97,942)				5,650	(f)	(92,292)
Net income (loss) attributable to common stockholders	$49,160		$(1,359)		$6,903		$54,704
Net income (loss) per share of common stock:
Basic	$0.85						$0.64
Diluted	$0.85						$0.64
Weighted average common shares outstanding
Basic	57,743	(g)			27,123	(d) (e)	84,866
Diluted	57,932	(g)			27,123	(d) (e)	85,055

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
1.    Basis of Presentation
The accompanying unaudited pro forma consolidated statements of operations and explanatory notes present the financial information of Berry Corp. assuming the events and transactions had occurred on January 1, 2018.
The following are descriptions of the columns included in the accompanying unaudited pro forma consolidated statements of operations:
Issuance of 2026 Notes Adjustments represent adjustments to give effect to the Company’s issuance and net proceeds of the 2026 Notes to the consolidated statements of operations as of the date assumed.
Series A Preferred Stock Conversion and Common Stock Offering Adjustments represent adjustments to give effect to the conversion of preferred stock into common stock, including the payment of cash dividends and the common stock offering to the consolidated financial statements as of the date assumed.
2.    Unaudited Pro Forma Consolidated Statement of Operations Adjustments
Issuance of 2026 Notes Adjustments
(a)The issuance of the 2026 Notes was assumed to have occurred on January 1, 2018 for pro forma purposes and to have resulted in net proceeds of $391 million. As a result, borrowings under the RBL Facility would not have been necessary during the period from January 1, 2018 leading up to the issuance date in February 2018.
The Company calculated the pro forma adjustment to increase interest expense as a result of the higher interest rate on the 2026 Notes and reversing the interest expense and other fees associated with the RBL Facility for the corresponding period as follows:

($ in thousands)
Reversal of interest expense on RBL Facility, unused availability fee and letters of credit fee	$(1,667)
Reversal of 2026 Notes interest expense	(25,044)
Reversal of 2026 Notes amortization of debt issuance cost	(1,029)
Pro Forma - unused availability fee and letters of credit fee	348
Pro Forma - 2026 Notes interest expense	28,000
Pro Forma - amortized portion of deferred financing costs on 2026 Notes	1,156
Pro Forma adjustment to increase interest expense	$1,764
(b)The effective tax rate applied to the increased interest expense was 23% for the year ended December 31, 2018.
Series A Preferred Stock Conversion and Common Stock Offering Adjustments
(c)The Series A Preferred Stock Conversion and Common Stock Offering were assumed to have occurred on January 1, 2018 for pro forma purposes and to have resulted in net proceeds of $110 million. As a result, borrowings under the RBL Facility that occurred after the issuance of the 2026 Notes in February 2018 would not have been necessary.

The Company calculated the pro forma adjustment to decrease interest expense as a result of reversing the interest expense and other fees associated with the RBL Facility for the remainder of the year ended December 31, 2018 as follows:

($ in thousands)
Reversal of interest expense on RBL Facility, unused availability fee and letters of credit fee	$(3,429)
Pro Forma - unused availability fee and letters of credit fee	1,803
Pro Forma adjustment to increase interest expense	$(1,626)
(d)Adjustment includes the impact on basic and diluted weighted average common shares outstanding assuming the issuance of approximately 8.7 million additional shares of common stock in the IPO, net of the simultaneous purchase and sale of approximately 1.8 million shares of our common stock for the benefit of funds affiliated with Benefit Street Partners and Oaktree Capital Management, had occurred on January 1, 2018. The impact on the weighted average shares for the year ended December 31, 2018 was approximately 4.9 million additional common shares, as the IPO actually occurred in July 2018.
(e)Adjustment includes the impact on basic and diluted weighted average common shares outstanding assuming the Series A Preferred Stock Conversion occurred on January 1, 2018. This assumes the April 2018 Series A Preferred Stock PIK dividend occurred and approximately 37.7 million shares of Series A Preferred Stock were converted, at the conversion rate of 1 share of Series A Preferred Stock to 1.05 shares of common stock, into approximately 39.6 million shares of common stock on January 1, 2018. The impact on the weighted average shares for the year ended December 31, 2018 was approximately 22.2 million additional common shares as the Series A Preferred Stock Conversion actually occurred July 2018. Additionally, as a result of the pro forma adjustments noted in footnote (e) below, previously antidilutive stock awards would be dilutive on a proforma basis for the year ended December 31, 2018 resulting in approximately 0.2 million additional common shares included in the diluted weighted average common shares outstanding adjustment for this same period.
(f)Adjustment assumes the July 2018 Series A Preferred Stock Conversion occurred on January 1, 2018 and would have had the net impact of excluding the preferred cash dividends paid in the first quarter of 2018.
(g)Share count includes 2,770,000 shares that we issued in early 2019 to the general unsecured creditors resulting from the bankruptcy process to settle their claims for which we had originally reserved 7,080,000 shares.

MANAGEMENT
The following sets forth information regarding our officers as of February 28, 2019:

Name	Age	Position
A. T. “Trem” Smith*	63	President, Chief Executive Officer and Board Chair
Cary Baetz*	54	Executive Vice President, Chief Financial Officer and Director
Gary A. Grove*	58	Executive Vice President and Chief Operating Officer
Kurt Neher	57	Executive Vice President, Business Development
Kendrick F. Royer	55	Executive Vice President, General Counsel and Corporate Secretary
__________________

*	Named Executive Officers

A. T. “Trem” Smith has served as the President, Chief Executive Officer and a director since March 2017 and as Board Chair since February 2019. Prior to being named Chief Executive Officer, Mr. Smith began an informal consulting relationship with us in May 2016, followed by a formal consulting relationship in October 2016, and then served as interim CEO while he was a consultant in 2017. Mr. Smith has over 35 years of experience in the oil and gas industry. In January 2014, Mr. Smith founded TS&J Consulting where he served until joining Berry Corp., which focused on providing consulting services to distressed companies and assets in the United States and United Kingdom. From January 2007 until January 2014, Mr. Smith was President and Chief Executive Officer at Hillwood International Energy, L.P. and HKN Energy Ltd., which focused on discoveries and production in the United States and northern Iraq. Mr. Smith spent 25 years of his career at Chevron, from 1981 until 2006, where he served in a number of leadership positions with increasing responsibilities in Russia, Thailand and multiple locations in the United States, including La Habra and San Francisco, California. While at Chevron, Mr. Smith was exposed to all phases of the business, including production, operations, exploration, business development, M&A, finance and technology. Mr. Smith graduated magna cum laude from Amherst College with a major in Geology and received a Master’s degree and PhD in Geology from Pennsylvania State University.
The Board believes Mr. Smith’s knowledge and breadth of experience in all phases of oil and gas exploration and production spanning a career of over 35 years, and strategic management of domestic and international oil and gas assets and operations brings important and valuable skills to the Board and us.
Cary Baetz has served as Executive Vice President, Chief Financial Officer and a director since May 2017. Mr. Baetz most recently served as Chief Financial Officer at Seventy Seven Energy Inc., a domestic oilfield services company, from June 2012 to April 2017. On June 7, 2016, Seventy Seven filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. From November 2010 to December 2011, Mr. Baetz served as Senior Vice President and Chief Financial Officer of Atrium Companies, Inc. and from August 2008 to September 2010, served as Chief Financial Officer of Boots & Coots International Well Control, Inc. From 2005 to 2008, Mr. Baetz served as Vice President of Finance, Treasurer and Assistant Secretary of Chaparral Steel Company. Prior to joining Chaparral, he had been employed since 1996 with Chaparral’s parent company, Texas Industries Inc. From 2002 to 2005, he served as Director of Corporate Finance of Texas Industries Inc. Mr. Baetz has led the sale of three public companies; has successfully completed two public spin-offs; and raised almost $5 billion in capital. Mr. Baetz holds a Bachelor of Science degree in Finance and Accounting from Oklahoma State University and a Master of Business Administration degree from the University of Arkansas.
The Board believes that Mr. Baetz is well-qualified to serve on our Board because of his extensive public energy company experience across the financial, strategic planning and investor relations areas and in spin-offs.
Gary A. Grove has served as Executive Vice President and Chief Operating Officer since May 2017. Mr. Grove has over 35 years of experience in the oil and gas industry. Mr. Grove has served as President and Chief Executive Officer of his consulting firm Greyhaven Energy, LLC, from April 2014 to the present, providing strategic planning, technical and acquisition advisory services to oil and gas industry clients. After helping lead Bonanza Creek Energy, Inc. in its initial public offering in 2011, Mr. Grove served as a Director, Executive Vice President, Engineering and

Planning and Chief Operating Officer of Bonanza Creek Energy from December 2011 to April 2014. He also served as Director, Executive Vice President and Chief Operating Officer of a number of Bonanza Creek Energy’s predecessor companies from March 2003 to December 2011. Prior to joining the Bonanza Creek entities, Mr. Grove held various reservoir engineering and management positions with UNOCAL and Nuevo Energy. Mr. Grove graduated from Marietta College with a Bachelor of Science degree in Petroleum Engineering.
Kurt Neher has served as our Executive Vice President of Business Development since May 2017. Mr. Neher has over 30 years of diverse technical and commercial experience in the international and United States oil and gas exploration and production business with Shell, Occidental Petroleum Corporation (“Oxy”), and California Resources Corporation (“CRC”). Between December 2014 and May 2017, Mr. Neher held the position of Vice President of Business Development at CRC, in which he led the company’s Business Development effort. Prior to joining CRC, Mr. Neher led Oxy’s California-focused exploration team and production geoscience effort from January 2008 to November 2014. From 1994 to 2008, he worked in various roles at Oxy, including as Chief Geologist, Worldwide Exploration Manager and Exploration Vice President, Ecuador. From 1990 to 1994, Mr. Neher held a number of different positions with Shell’s deepwater Gulf of Mexico group in New Orleans. Mr. Neher began his career in 1986 with Shell International in Houston. Mr. Neher has a Masters in Geology from the University of South Carolina and a Bachelors in Geology from Carleton College.
Kendrick F. Royer has served as our Executive Vice President and General Counsel since November 2017 and as Corporate Secretary since December 2017. Prior to joining us, Mr. Royer most recently served as Deputy General Counsel and Assistant Corporate Secretary of CRC, from December 2014 to November 2017. Prior to that he was Assistant General Counsel at Oxy from May 2004 to December 2014. Earlier in his career he served as Senior Vice President, General Counsel and Corporate Secretary at toy retailer FAO, Inc. He started his career with law firms O’Melveny and Myers, LLP and Milbank, Tweed, Hadley and McCloy, LLP. Mr. Royer graduated magna cum laude from Princeton University with a Bachelor of Science in Engineering degree and holds his Juris Doctor from Vanderbilt University Law School.
Board of Directors
The following sets forth information regarding our board of directors as of February 28, 2019.

Name	Age	Position
A. T. “Trem” Smith	63	President, Chief Executive Officer and Board Chair
Anne L. Mariucci	61	Director
Brent S. Buckley	47	Director
C. Kent Potter	72	Director
Cary Baetz	54	Executive Vice President and Chief Financial Officer, and Director
Donald L. Paul	72	Director
Eugene “Gene” Voiland	72	Director
Anne Mariucci has served as a director since September 2018 after she was identified as a candidate by one of our non-management directors. Ms. Mariucci serves on the boards of several public, private and non-profit companies, including: Southwest Gas Corporation since 2006, where she is a member of the audit and compensation committees; CoreCivic, Inc. since 2011, where she is a member of the audit and risk committees; and Taylor Morrison Home Corp., since 2014, where she is a member of the audit committee and chair of the compensation committee. She is also currently on the board of Banner Health, one of the nation’s largest hospital/health care organizations, where she has served since 2015, chairs the audit committee and serves on the compensation committee. She has served as the General Partner of MFLP, a family office and investment entity, and related entities in excess of ten years. Ms. Mariucci’s deep corporate experience springs from a 30-year career in finance and real estate, primarily with Del Webb Corporation, where she served in a variety of capacities and ultimately as President before her retirement in 2004. In 2001, Del Webb merged with Pulte Corp, creating the nation’s largest homebuilding company, and Ms. Mariucci became head of strategy for this Fortune 200 company. Ms. Mariucci also co-founded Inlign Capital Partners, a Phoenix-based private equity firm.

She has held licenses as a CPA, NASD General Securities Principal, and NASD Financial Principal. Ms. Mariucci received her Bachelor’s degree in Accounting and Finance from the University of Arizona, where she graduated Phi Kappa Phi.
The Board believes that Ms. Mariucci’s background in corporate finance, together with her prior public board experience brings important and valuable skills to the Board and us.
Brent S. Buckley has served as a director since February 2017 and as Board Chair from June 2017 to February 2019. Mr. Buckley is a managing director with Benefit Street Partners, which he joined in September 2014. Prior to joining Benefit Street Partners, from February 2009 through September 2014, Mr. Buckley was engaged in personal business and devoting time to family matters. From March 2006 to February 2009, Mr. Buckley was a managing director at Centerbridge Partners. Prior to Centerbridge, Mr. Buckley worked in various roles at Deutsche Bank Securities and Merrill Lynch. Mr. Buckley received a Master of Arts from the University of Pennsylvania’s Graduate School of Arts & Sciences and a Bachelor of Science from the Wharton School at the University of Pennsylvania.
The Board believes that Mr. Buckley’s management, directorship and business experience and analytical skill in distressed credit and special situation investment activities bring important and valuable skills to the Board and us.
Donald L. Paul has served as a director since February 28, 2019 after he was identified as a candidate by one of our non-management directors. He has been a member of the faculty at the University of Southern California (“USC”) since January 2009, and currently acts as Executive Director of the Energy Institute, the William M. Keck Chair of Energy Resources, and Research Professor of Engineering. Mr. Paul has been Senior Advisor at the Center for Strategic and International Studies in Washington D.C. since July 2008, and has been an academic member of the National Petroleum Council since 2010 upon appointment by the U.S. Secretary of Energy. Mr. Paul has served on advisory boards at major universities (including USC, the Massachusetts Institute of Technology (“MIT”), Harvard, Rice, Stanford, and the University of Texas), governments and national laboratories, oil and gas companies, power utilities, and technology companies. Mr. Paul leads numerous programs including USC’s Laboratory for Energy Security Systems and Center on Smart Oil Field Technologies as well as the Industrial Advisory Board for the Department of Energy University Consortium on Fossil Energy Research.  He frequently speaks at national and international forums on the future of energy and energy security, cyber-security of energy systems, intelligent energy infrastructures, petroleum economics, and energy careers. Over Mr. Paul’s 33-year tenure at Chevron Corporation he held a variety of positions throughout the United States and overseas in research and technology, exploration and production operations, health, safety and environmental compliance, and executive management, including service as President of Chevron’s Canadian subsidiary, as senior compliance officer for Chevron’s health, environment and safety and global cyber-security functions and most recently as the Chevron’s Vice President and Chief Technology Officer when he retired in 2008. Mr. Paul received his Bachelor of Science degree in Applied Mathematics, Master of Science degree in Geology and Geophysics, and PhD in Geophysics from MIT.
Mr. Paul is a recognized authority in the study of our industry and brings a depth of understanding of the intersection of our industry and digital technology to the Board, particularly as it relates to the practical application of advanced digital technologies to enhancing performance of the oil and gas business, including cyber security.
C. Kent Potter has served as a director since September 2018 after he was identified as a candidate by one of our non-management directors. Mr. Potter is currently a member of the board of directors and chair of the audit committee of Polyus Gold PJSC, Russia’s largest gold mining company, where he has served since 2016. He has served on the boards of directors of various chemical and mining companies including EuroChem Group AG, a global agrochemical producer from 2014 to 2017, where he was audit committee chair, and SUEK PLC, Russia’s largest coal producer and exporter from 2013 to 2016, where he was an audit committee member. He previously served as the Executive Vice President and Chief Financial Officer of Lyondell Basell Industries from 2009 to 2011, where he was responsible for all financial and information technology activities. His extensive career in the energy industry began with nearly 30 years at Chevron Corporation, during which time Mr. Potter held various senior management positions and worked in planning, finance, and controllership management roles for Chevron throughout the United States and overseas, and was responsible for all financial functions of Chevron’s international exploration and production operations. Mr. Potter received a Bachelor of Science in Engineering from the University of California, Berkeley, and a Master of Business Administration (with an emphasis in Accounting and Finance) from its School of Business.
The Board believes that Mr. Potter’s extensive experience in the energy industry, together with his prior public and private board and accounting experience, brings important and valuable skills to the Board and us.
Eugene “Gene” Voiland has served as a director since June 2017. Mr. Voiland is chair of the board and of the audit committee of Valley Republic Bank where he has served as a member of the bank’s board of directors since 2008. He also maintains Voiland Enterprises LLC, an independent management consulting firm that he has used for periodic endeavors since 2007. Mr. Voiland is the retired President and Chief Executive Officer of Aera Energy LLC (“Aera”), where he served for more than 10 years, from 1997 to 2007. He has a long history in the energy industry, having worked over 28 years for Shell before his service at Aera. During his career with Shell, he worked as an engineer and manager throughout the United States. He also held senior management positions with Shell, having been appointed General Manager of Engineering and General Manager of Corporate Planning. Mr. Voiland is a board member of Saltchuk Resources, a transportation company. He is also a past chair of the California State Chamber of Commerce. Mr. Voiland is a graduate of Washington State University with a Bachelor of Science in Chemical Engineering. He is a member of the WSU Foundation Board of Governors and the WSU Foundation Investment Committee.
The board of directors believes that Mr. Voiland’s experience in the energy industry, including his experience integrating operations of two separate business cultures to form and run the successful and efficient operations of the Aera joint venture, as well as his experience running two highly regulated businesses in California, together with his prior board experience brings important and valuable skills to the board of directors and us.
The Board and Its Committees
Board of Directors
Our business is managed under the direction of the Board. As specified in the Corporate Governance Guidelines, directors are encouraged to attend the annual meeting of stockholders. We did not hold an annual meeting of stockholders in 2018.
In connection with our IPO, we entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”). Under the Stockholders Agreement, we are required to take all necessary action to cause the following two individuals to be nominated for election as directors:

•	the individual serving as our Chief Executive Officer; and

•
one individual designated by Benefit Street Partners (for so long as Benefit Street Partners beneficially owns at least ten percent of the common stock beneficially owned by all of the parties to the Stockholders Agreement).

Benefit Street Partners has the right under the Stockholders Agreement to designate a director to fill any vacancy created by the resignation or removal of its designee. The designee of Benefit Street Partners is currently Brent S. Buckley. Oaktree Capital Management also previously had a right under the Stockholders Agreement to designate one individual for nomination for election as director, but effective September 12, 2018, Oaktree relinquished this right.
Unless terminated earlier by the applicable parties, the Stockholders Agreement will terminate automatically on February 28, 2020.
In evaluating director candidates, we assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the Board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the Board to fulfill their duties. Our Board believes that a diverse mix of skills, backgrounds, experiences and perspectives enhances the quality of our Board’s deliberations, decision-making and overall effectiveness, and best positions the Company for long-term success. As the Company grows and our strategy evolves, so do the expertise and experiences that the Board seeks.

Each of our directors holds office for the term for which such director was elected, and until such director's successor shall have been elected and qualified or until the earlier of such director's death, resignation, retirement, disqualification or removal.
Director Independence
The Board assesses director independence pursuant to NASDAQ independence standards and, with respect to Board committee independence, applicable SEC rules, each year. Pursuant to the NASDAQ independence standards, a director cannot be considered independent unless the Board affirmatively determines that he or she does not have any material relationship with management or the Company that may interfere with the exercise of his or her independent judgment. The Board also considers any of the bright-line relationships and transactions that would disqualify the director from being independent under NASDAQ rules.
The Board has assessed the independence of each non-employee director under NASDAQ general independence standards. The Board has determined that each of Ms. Mariucci and Messrs. Buckley, Paul, Potter and Voiland is independent for purposes of Board service. In connection with its assessment of the independence of each non-employee director, the Board also determined that each of Ms. Mariucci and Messrs. Buckley, Paul, Potter and Voiland is independent as defined in Section 10A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under NASDAQ standards applicable to members of our Audit Committee (the “Audit Committee”). While Mr. Buckley was nominated to the Board by Benefit Street Partners pursuant to the Stockholders' Agreement, Mr. Buckley is not an executive officer, an employee director, a general partner or managing member of Benefit Street Partners and does not make policy for Benefit Street Partners; and the Board determined that Mr. Buckley had no material relationship that would affect his independent status with the Company, for purposes of service on the Board, Audit Committee and Compensation Committee. The Board also previously determined that Mr. Vazales, who was a member of our Board for a portion of 2018, was independent at the time he served on the Board; in addition, the Board previously determined Mr. Vazales was independent under the rules and regulations of the SEC and NASDAQ applicable to the members of the Board and the Compensation Committee on which he served.

Committee	Audit Committee	Compensation Committee	Nominating and Governance Committee
Members in 2018*	Messrs. Potter (Chair), Voiland and Buckley	Mr. Voiland (Chair), Ms. Mariucci and Mr. Buckley	Ms. Mariucci (Chair) and Mr. Potter
Number of 2018 Meetings	4	9	1
________________

*
Excludes Mr. Vazales who left the Board in 2018 and Mr. Paul who joined the Board, Audit Committee and Nominating and Governance Committee in 2019. Mr. Potter and Ms. Mariucci joined the Board in September 2018..

Audit Committee
We currently have an Audit Committee, comprising Messrs. Potter (Chair), Voiland, Paul and Buckley. Mr. Paul joined the Audit Committee in February 2019. The Audit Committee held four meetings in 2018, and no director on the committee attended fewer than 75% of the meetings. The Board determined that each of Messrs. Potter, Voiland and Buckley, are independent as defined in Section 10A of the Exchange Act and under NASDAQ standards applicable to members of an audit committee. The Board evaluated each of the members of the Audit Committee for financial literacy and the attributes of a financial expert. The Board determined that each of the Audit Committee members is financially literate and that the Chair of the Audit Committee, Mr. Potter, is an “audit committee financial expert” as defined by the SEC.
The Audit Committee oversees, reviews, acts on and reports on various auditing and accounting matters to our Board, including: the selection of our independent auditor, the scope of our annual audits, fees to be paid to the independent auditor, the performance of our independent auditor, our accounting practices, matters relating to internal controls, auditor rotation and hiring of employees from our auditor. The Audit Committee monitors the integrity of our financial statements. In addition, the Audit Committee oversees our processes and procedures with respect to risk assessment and risk management as well as compliance programs relating to legal and regulatory requirements.

Additional information regarding the functions performed by the Audit Committee and its membership is set forth in the “Audit Committee Charter” that is posted on our website at www.ir.berrypetroleum.com/corporate-governance under the subheading “Committee Charters.” Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.
Compensation Committee
We currently have a compensation committee (the “Compensation Committee”), comprising Mr. Voiland (Chair), Ms. Mariucci and Mr. Buckley. The Compensation Committee held nine meetings in 2018, and no director on the committee attended fewer than 75% of the meetings. The Board has determined each of the Compensation Committee members to be independent and eligible for service on the Compensation Committee under the rules and regulations of the SEC and NASDAQ. This committee establishes salaries, incentives and other forms of compensation for executive officers and recommends compensation for non-employee directors to the Board. The Compensation Committee also administers our executive incentive compensation and benefit plans and assesses compensation program risk.
The Compensation Committee is delegated all authority of the Board as may be required or advisable to fulfill its purposes. The Compensation Committee may delegate to any subcommittee it may form, the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances. Meetings may, at the discretion of the Compensation Committee, include members of management, other members of the Board, consultants or advisors, and such other persons as the Compensation Committee believes to be necessary or appropriate. The Compensation Committee will consult with our Chief Executive Officer when evaluating the performance of, and setting the compensation for, our executive officers other than the Chief Executive Officer.
The Compensation Committee may, in its sole discretion, retain and determine funding for legal counsel, compensation consultants, as well as other experts and advisors (collectively, “Committee Advisors”), including the authority to retain, approve the fees payable to, amend the engagement with and terminate any Committee Advisor, as it deems necessary or appropriate to fulfill its responsibilities.
Additional information regarding the functions performed by the Compensation Committee and its membership is set forth in the “Compensation Committee Charter” that is posted on our website at www.ir.berrypetroleum.com/corporate-governance under the subheading “Committee Charters.”
Nominating and Governance Committee
We currently have a nominating and governance committee (the “Nominating and Governance Committee”) comprising Ms. Mariucci (Chair), Messrs. Paul and Potter, each of whom is “independent” under the rules and regulations of NASDAQ. The Nominating and Governance Committee was formed in 2018 and held one meeting in 2018 at which both Ms. Mariucci and Mr. Potter were present. Mr. Paul joined the committee in February 2019.
The Nominating and Governance Committee identifies, evaluates and recommends qualified nominees to serve on our Board, develops and oversees our internal corporate governance processes, manages environmental, social and governance matters and maintains a management succession plan. Consideration of new Board candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. Board members typically suggest candidates for nomination to the Board. In addition to candidates identified by Board members, the committee considers candidates proposed by stockholders and evaluates them using the same criteria. The Nominating and Governance Committee will consider the diversity of skills, experience, and background of the Board as a whole and nominees identified by directors, management, professional search firms and others along with those identified by stockholders and, based on that analysis, the committee will determine whether it would strengthen the Board to add a nominee with the background, experience, personal characteristics, or skills offered.
To assist it in identifying director candidates, the Nominating and Governance Committee is also authorized to retain, at the expense of the Company, third party search firms and legal, accounting, or other advisors, including for purposes of performing background reviews of candidates. While, we have not historically used search firms to identify directors, committee would provide guidance to any search firms it retains about the particular qualifications the Board is then seeking. Additional information regarding the functions performed by the Nominating and Governance Committee and its membership is set forth in the “Nominating and Governance Committee Charter” that is posted on our website at www.ir.berrypetroleum.com/corporate-governance under the subheading “Committee Charters.”
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2018, our last completed fiscal year, each of Kaj Vazales, Brent Buckley, Anne Mariucci and Eugene Voiland served on our Compensation Committee. During our last completed fiscal year, none of our executive officers served on the board of directors or compensation committee of a company that had an executive officer that served on our Board or Compensation Committee, and no member of our Board was an executive officer of a company in which one of our executive officers served as a member of the board of directors or compensation committee of that company.
Policy and Procedures Governing Related Party Transactions
We have adopted a written policy regarding transactions with related parties. See “Certain Relationships and Related Party Transactions—Procedures for Approval of Interested Transactions.”
Code of Business Conduct and Ethics
Our Board has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NASDAQ. Our code of conduct can be viewed on our website at: www.ir.berrypetroleum.com/corporate-governance under the subheading “Governance Documents.”

EXECUTIVE COMPENSATION AND OTHER INFORMATION
Executive Compensation
Overview and Named Executive Officers
We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. As such, we are subject to reduced compensation disclosure requirements. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during the last completed fiscal year (our “Named Executive Officers”). In accordance with the foregoing, our Named Executive Officers are:

Name	Principal Position
A. T. “Trem” Smith	President, Chief Executive Officer and Board Chair
Cary Baetz	Executive Vice President and Chief Financial Officer
Gary A. Grove	Executive Vice President and Chief Operating Officer
Summary Compensation Table
The following table summarizes the compensation earned by our Named Executive Officers for services rendered during each of the fiscal years ended December 31, 2017 and 2018.

Name and Principal Position	Year	Salary ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
A. T. “Trem” Smith	2018	$650,000		$4,200,000	$643,500	$79,025	$5,572,525
President, Chief Executive Officer and Board Chair	2017	$532,502	(4)	$3,432,000	$964,000	$36,842	$4,965,344
Cary Baetz	2018	$500,000		$2,000,000	$495,000	$49,045	$3,044,045
Executive Vice President and Chief Financial Officer	2017	$257,692		$2,584,500	$472,000	$5,730	$3,319,922
Gary A. Grove	2018	$450,000		$1,800,000	$445,500	$17,567	$2,713,067
Executive Vice President and Chief Operating Officer	2017	$314,053	(5)	$2,326,050	$433,000	$14,227	$3,087,330
______________

(1)
Amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of the awards of restricted stock units (“RSUs”) and performance stock units (“PSUs”) made to each Named Executive Officer during fiscal year 2017 and 2018. The grant date value of the RSUs for 2017 was calculated by multiplying the number of RSUs granted by the value of a share of our common stock on the date the number of shares per award is known, which was approximately $10.12. The grant date value of the PSUs for 2017 was calculated using a Monte Carlo Simulation Model, which resulted in a grant date value per PSU of $7.04 for Mr. Smith and $7.11 for each of Messrs. Baetz and Grove for 2017. The value of the RSUs and PSUs awarded on November 7, 2018 was set by our Compensation Committee. The number of RSUs and PSUs granted was determined by dividing the value of such grants by the market price of a share of common stock at the close of the market on March 1, 2019, $12.75, the date the number of shares under the grant was determined. For additional information, please see Note 8 of our Annual Report on Form 10-K for the year ended December 31, 2018. See “—Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Plan” for additional information regarding these awards.

(2)
Amounts represent awards under the Berry Petroleum Company, LLC Annual Incentive Plan for services provided in fiscal 2017 and 2018. See “—Narrative Disclosure to Summary Compensation Table—Annual Incentive Plan” for additional information regarding these awards.

(3)
Amounts reported in the “All Other Compensation” column include company matching contributions to the Named Executive Officers’ 401(k) plan accounts, California tax reimbursements, and other, which are described in “—Narrative Disclosure to Summary Compensation Table—Employment Agreements,” as shown in the following table:

Named Executive Officer	Year	Company 401(k) Plan Contributions ($)	California Tax Reimbursements ($)	Other ($)	Total ($)
A. T. “Trem” Smith	2018	$16,500	$62,525	$—	$79,025
	2017	$16,200	$19,893	$749	$36,842
Cary Baetz	2018	$16,500	$32,545	$—	$49,045
	2017	$—	$5,730	$—	$5,730
Gary A. Grove	2018	$16,500	$—	$1,067	$17,567
	2017	$14,227	$—	$—	$14,227

(4)	2017 base salary does not include fees of $120,000 paid to Mr. Smith by the affiliates of Linn Energy for his service as a consultant to Berry LLC prior to the Effective Date.

(5)	2017 base salary includes fees of $76,938 paid by us to Mr. Grove for services performed in his capacity as a consultant to Berry LLC prior to the date Mr. Grove was employed by us.

Narrative Disclosure to Summary Compensation Table
Employment Agreements
We entered into employment agreements with each of the Named Executive Officers in 2017 (the “Original Employment Agreements”), which have been amended and restated (the “Amended Employment Agreements”), as described below in the section titled “—Amended and Restated Employment Agreements.” The employment agreements provide the Named Executive Officers with (a) an annualized base salary of $650,000 for Mr. Smith, $500,000 for Mr. Baetz and $450,000 for Mr. Grove, (b) an annual incentive opportunity (as described below in “—Annual Incentive Plan”), (c) a sign-on equity award with an aggregate grant date value of $4,000,000 for Mr. Smith, $3,000,000 for Mr. Baetz and $2,700,000 for Mr. Grove, (d) under the Original Employment Agreements, beginning in March 2020 and subject to their continued employment, our Boards’ evaluation of their performance and then-current market compensation levels, eligibility to receive annual equity awards with an aggregate grant date value of (i) one times base salary and target bonus amount for Mr. Smith and (ii) one times base salary, for each of Messrs. Baetz and Grove, (e) under the Amended Employment Agreements, annual equity awards beginning at such time and in an amount determined by our Board (or a committee thereof) following evaluation of his performance and then-current market compensation levels and (f) for Messrs. Smith and Baetz, a tax gross-up payment to the extent any of their compensation is subject to California state income taxes.
The employment agreements contain certain restrictive covenants, including non-competition and non-solicitation covenants that are applicable during the executive’s term of employment, and following a termination of employment. In the case of Mr. Smith, such restrictive covenants would be applicable for a period of two years following a termination of employment. In the case of Messrs. Baetz and Grove, the duration of these restrictive covenants following a termination of employment may be either two years (upon a termination by the Company without “Cause” or by the executive for “Good Reason,” in each case, during the six-month (12-month, under the Amended Employment Agreements) period following a Sale of the Company (as defined in the applicable employment agreement)) or 18 months (for all other terminations). The employment agreements include restrictions on disclosure of confidential information. The employment agreements also provide for certain severance and change in control benefits as described below in the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Amended and Restated Employment Agreements
We entered into the Amended Employment Agreements with each of our Named Executive Officers on August 22, 2018. The Amended Employment Agreements (i) modify the termination of employment and change in control benefits provided to the Named Executive Officers, as described below in the section titled “—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control,” (ii) for Messrs. Baetz and Grove, provide that the two year, rather than 18 month, duration of the restrictive covenants now applies following a termination of employment without “Cause” or by the executive for “Good Reason,” in each case, during the 12-month, rather than six-month, period following a Sale of the Company (as defined in the applicable Amended Employment Agreement), (iii) provide that Mr. Smith is eligible to receive a lump-sum payment of any earned but unpaid Annual Incentive Plan (“AIP”) amounts for the calendar year ending prior to the termination date and a prorated AIP payment for the year in which the termination occurs and (iv) made certain immaterial changes to harmonize the terms among the Named Executive Officers’ employment agreements. All other material terms contained in the employment agreements remain substantially unchanged in the Amended Employment Agreements.
Long-Term Incentive Plan
On June 27, 2018, our Board approved the Second Amended and Restated Berry Petroleum Corporation 2017 Omnibus Incentive Plan (the “Omnibus Plan”), which permits the grant of different types of equity, equity-based, and cash awards to employees, directors and consultants. The purpose of the Omnibus Plan is to provide a means to attract and retain qualified service providers by affording such individuals a means to acquire and maintain stock ownership or awards, the value of which is tied to the performance of the Company. The Omnibus Plan also provides additional incentives and reward opportunities designed to strengthen such individuals’ concern for the welfare of the Company and their desire to remain in its employ.
We provide several different long-term incentive equity awards to our senior management team pursuant to the Omnibus Plan, as follows:
Restricted Stock Units
We believe that performance-based equity awards that are directly tied to total stockholder return should be a significant portion of the long-term incentive equity awards (“LTIPs”) granted to our Named Executive Officers. However, we also recognize the retentive value of time-based awards, and believe that well-rounded LTIP compensation is not only linked to stockholder return, but also provides executives with a certain amount of time-based awards so as to avoid incentivizing excessive risk taking. As such, in November 2018, we granted equity awards to executive officers consisting of 40% RSUs and 60% PSUs, under and pursuant to the terms of Omnibus Plan with the number of shares covered by such awards determined as of March 1, 2019. The time-vested RSUs will vest in equal annual increments over a three-year period with the first installment vesting March 1, 2020, subject to continued employment of the Named Executive Officer.
Performance Stock Units
The PSUs vest based on performance measured against both absolute total stockholder return (“Absolute TSR”) and total stockholder return relative (“Relative TSR”), to the Vanguard World Fund – Vanguard Energy ETF index (the “Index”). The PSUs will vest, if at all, based on our total stockholder return, or the capital gains per share plus dividends paid assuming reinvestment (“TSR”), over the performance period of July 26, 2018 through December 31, 2020. In the event Relative TSR performance is below the Index median and Absolute TSR performance is negative, the threshold at which none of the PSUs vest is determined by a stair-step function, and if Relative TSR performance is in the bottom 15% of the Index, none of the PSUs will vest regardless of Absolute TSR performance. When Relative TSR performance is at the top of the Index, between 120% and 200% of the number of PSUs are eligible to vest, subject to continued employment of the Named Executive Officer. Vesting is capped at 100% if Relative TSR performance is not in approximately the top 54% of the Index.

The table below shows the TSR metrics to be used to determine vesting of the PSUs based on our TSR relative to the Index for the performance period of July 26, 2018 through December 31, 2020, provided the Named Executive Officer remains employed through February 28, 2021.

Relative TSR (Vanguard Energy ETF)	1	120%	140%	160%	180%	200%	200%	200%	200%	200%
	2	100%	120%	140%	160%	180%	180%	180%	180%	180%
	3	80%	100%	120%	140%	160%	160%	160%	160%	160%
	4	60%	80%	100%	120%	140%	140%	140%	140%	140%
	5	40%	60%	80%	100%	120%	120%	120%	120%	120%
	6	20%	40%	60%	80%	100%	100%	100%	100%	100%
	7	—%	20%	40%	60%	80%	80%	80%	80%	80%
	8	—%	—%	20%	40%	60%	60%	60%	60%	60%
	9	—%	—%	—%	20%	40%	40%	40%	40%	40%
	10	—%	—%	—%	—%	20%	20%	20%	20%	20%
	11	—%	—%	—%	—%	—%	—%	—%	—%	—%
	12	—%	—%	—%	—%	—%	—%	—%	—%	—%
	13	—%	—%	—%	—%	—%	—%	—%	—%	—%
		(20)%	(15)%	(10)%	(5)%	—%	5%	10%	15%	>20%
	Absolute TSR (Berry)
Annual Incentive Plan
Under the Amended Employment Agreements, each of the Named Executive Officers is eligible to receive an annual award under the Berry Petroleum Company, LLC AIP of up to 100% of base salary at target level and 200% of base salary at maximum level. For 2017, the Named Executive Officers’ annual award target was prorated based on the effective date of the applicable employment agreement.
Each Named Executive Officer's AIP award performance was measured based 70% on Company performance and 30% on strategic qualitative factors for 2017 and 90% on performance and 10% on strategic qualitative factors for 2018. The weighting of these components for the AIP awards may change in future years in the Compensation Committee’s discretion. For 2019, the Compensation Committee determined AIP would be based 100% on Company performance in 2019. Company performance is based on various metrics including production, total operating expenses (lease operating expenses, electricity generation expenses, transportation expenses, and marketing expenses, offset by the third-party revenues generated by electricity, transportation and marketing activities, as well as the effect of derivative settlements (received or paid) for gas purchases) and adjusted EBITDA (earnings before interest expense; income taxes; depreciation, depletion and amortization; derivative gains or losses net of cash received or paid for scheduled derivative settlements; impairments; stock compensation expense; and other unusual, out-of-period and infrequent items, including restructuring costs and reorganization items; excluding incentive compensation costs). The strategic qualitative AIP component is measured based on the factors the Compensation Committee deems appropriate. The Named Executive Officers must generally be employed on the date the AIP payments are actually paid in order to receive payment.
Other Compensation Elements
We offer participation in a broad-based retirement plan intended to provide benefits under section 401(k) of the Code pursuant to which our employees, including our Named Executive Officers, are permitted to contribute a portion of their eligible compensation to a tax-qualified retirement account. We also provide discretionary matching contributions under the 401(k) plan currently equal to 100% of the first 6% of eligible compensation contributed to the 401(k) plan. All matching contributions are immediately vested.

Outstanding Equity Awards at 2018 Fiscal Year-End
The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2018.

Name	Grant Date	Stock Awards
		Number of Shares or Units of Stock that Had Not Vested (#)		Market Value of Shares or Units of Stock that Had Not Vested ($)
A. T. “Trem” Smith
RSUs	06/22/2017	133,333	(1)	$1,166,664	(2)
PSUs	06/22/2017	66,666	(3)	$583,328	(2)
RSUs	11/07/2018	*	(4)	$1,680,000	(5)
PSUs	11/07/2018	*	(6)	$2,520,000	(5)
Cary Baetz
RSUs	06/29/2017	100,000	(1)	$875,000	(2)
PSUs	06/29/2017	50,000	(3)	$437,500	(2)
RSUs	11/07/2018	*	(4)	$800,000	(5)
PSUs	11/07/2018	*	(6)	$1,200,000	(5)
Gary A. Grove
RSUs	06/29/2017	90,000	(1)	$787,500	(2)
PSUs	06/29/2017	45,000	(3)	$393,750	(2)
RSUs	11/07/2018	*	(4)	$720,000	(5)
PSUs	11/07/2018	*	(6)	$1,080,000	(5)
_______________

*	The number of shares of common stock underlying these awards was not known as of December 31, 2018 as a result of the award terms.

(1)
Represents RSUs granted to our Named Executive Officers that were outstanding as of December 31, 2018 as a result of 2017 grants. One-third of the RSUs vest annually beginning March 1, 2018 for Mr. Smith, June 20, 2018 for Mr. Baetz and June 15, 2018 for Mr. Grove.

(2)	These amounts are calculated by multiplying the number of outstanding awards on December 31, 2018 by the value of a share of our common stock on such date, which was $8.75.

(3)
Represents PSUs granted to our Named Executive Officers that were outstanding as of December 31, 2018 as a result of 2017 grants. The PSUs have a performance period from the grant date of the awards to the third anniversary of such date. One-third of the PSUs vested on each of October 2, 2018 and October 5, 2018 and the remaining one-third will vest if the volume weighted average price of our common stock equals or exceeds $17.00 for 30 consecutive trading days during the applicable performance period. The PSUs are settled within 30 days of the applicable performance condition being satisfied.

(4)
The RSUs vest one-third per year on the anniversary of the vesting commencement date, in this case, March 1, 2019, when the amount of each award was set. See “Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Plan” for additional information regarding these awards. As of March 1, 2019, the number of shares of common stock underlying the RSUs granted was determined to be 131,765, 62,745 and 56,471 for each of Messrs. Smith, Baetz and Smith, respectively.

(5)
These amounts represent the aggregate market value of outstanding awards held by each Named Executive Officer on December 31, 2018 as a result of 2018 grants and equal the value of the award granted to the Named Executive Officer, as determined by the Compensation Committee, since the number of shares subject to each award was not determined until March 1, 2019. See “-Narrative Disclosure to Summary Compensation Table-Long-Term Incentive Plan” for additional information regarding these awards.

(6)
The PSUs have a performance period from July 26, 2018 to December 31, 2020. The awards will vest on February 28, 2021 or, if later, the date on which the Compensation Committee certifies achievement of the performance metrics, which are based on a combination of the Relative TSR and Absolute TSR. The PSUs are settled within 30 days following the date on which the award vests. See “—Narrative Disclosure to Summary Compensation Table—Long-Term Incentive Plan” for additional information regarding these awards. As of March 1, 2019, the number of shares of common stock underlying the PSUs granted was determined to be 197,647, 94,118 and 84,706 for each of Messrs. Smith, Baetz and Grove, respectively.

Additional Narrative Disclosure
Potential Payments Upon Termination or Change in Control
Termination of Employment under the Original Employment Agreements
Under the Original Employment Agreements, prior to August 22, 2018, if the applicable Named Executive Officer’s employment had been terminated without “Cause” (and not due to death or disability), or by the Named Executive Officer for “Good Reason” (and, for Mr. Smith, if we elect not to renew his employment agreement), then the applicable Named Executive Officer would have been eligible to receive salary continuation payments payable in 12 substantially equal monthly installments. The salary continuation payments for Mr. Smith would have been equal to the sum of his base salary and target AIP payment for the year in which termination occurred. The salary continuation payments for each of Messrs. Baetz and Grove would have been equal to the sum of his base salary for the year in which termination occurred and the greater of: (a) the AIP payment received by the applicable Named Executive Officer for the immediately preceding calendar year or (b) his target AIP payment for the year in which such termination occurred.
Under the Amended Employment Agreements, each Named Executive Officer is, and under the Original Employment Agreements, Messrs. Baetz and Grove were, also eligible to receive a lump-sum payment of any earned but unpaid AIP amounts for the calendar year ending prior to the termination date and a prorated AIP payment for the year in which the termination occurs.
Under the Original Employment Agreements, each of the Named Executive Officers was eligible for up to 18 months (or, in the case of Mr. Smith, 12 months) of COBRA continuation coverage under our group health plans. Each of Messrs. Baetz and Grove was eligible to receive certain additional benefits in the event his employment terminates within the six-month period following a sale of the Company as described below in “—Change in Control.”
Under both the Amended Employment Agreements and the Original Employment Agreements, severance benefits are subject to the Named Executive Officer’s execution, delivery and non-revocation of a release of claims in favor of us and continued compliance with applicable restrictive covenants.
Under Mr. Smith’s Original Employment Agreement and under the award agreements pursuant to which the Named Executive Officers’ outstanding equity awards were granted, upon a termination without “cause” or for “good reason” (as defined in the Original Employment Agreements), each of the Named Executive Officers is eligible for 12 months’ accelerated vesting of any unvested equity 2017 RSUs held by him as of his termination date. In connection with such termination, each Named Executive Officer’s 2017 PSUs will remain outstanding and be eligible to vest based on actual performance until the earlier of (i) the date that is 12 months following the termination date and (ii) the last day of the applicable performance period.
Under the Original Employment Agreements, “cause” generally meant, with respect to a Named Executive Officer, any of the following: (i) the repeated failure to fulfill his obligations under his employment agreement; (ii) a material breach of our written code of conduct or any of our other material written policies or regulations (and in the case of (i) and (ii), if able to be cured, remaining uncured for 30 days following written notice from us); (iii) a conviction of, or plea of guilty or no contest to, a felony or to a crime involving moral turpitude resulting in financial or reputational harm to us or our affiliates; (iv) engagement in conduct that constitutes gross negligence or gross misconduct in carrying out his job duties; (v) a material violation of any restrictive covenant to which he is subject; or (vi) any act involving dishonesty relating to, and adversely affecting, our business.
Under the Original Employment Agreements, “good reason” generally meant the occurrence of any of the following without the Named Executive Officer’s written consent: (i) a material reduction in base salary; (ii) any material breach by us of any material provision of the employment agreement; (iii) a material diminution in the nature or scope of the Named Executive Officer’s authority or responsibilities; (iv) a permanent relocation of his principal place of employment by more than 30 miles; or (v) our failure to obtain an agreement from any successor to assume the employment agreement. The conditions described above are subject in each case to customary notice and cure provisions.

Termination of Employment under the Amended Employment Agreements
Under the Amended Employment Agreements, if the applicable Named Executive Officer’s employment is terminated without “Cause” (and not due to death or disability), or by the Named Executive Officer for “Good Reason” (and, for Mr. Smith, if we elect not to renew the term of his Amended Employment Agreement), in each case, other than during the 12-month period following a Change in Control (as defined below), then the Named Executive Officer is eligible to receive salary continuation payments payable in 12 (for Mr. Smith, 18) substantially equal monthly installments. The salary continuation payments are equal to (for Mr. Smith, 1.5 times) the sum of the Named Executive Officer’s base salary and the target AIP payment for the year in which the termination of the Named Executive Officer’s employment occurs. Each Named Executive Officers is also eligible to receive a lump-sum payment of any earned but unpaid AIP payment for the calendar year ending prior to the termination date and a prorated AIP payment for the year in which the termination occurs.
Each of the Named Executive Officers is eligible for up to 12 months (for Mr. Smith, 18 months) of COBRA continuation coverage under our group health plans. Each Named Executive Officer is also eligible to receive certain additional benefits in the event his employment terminates within the 12-month period following a Sale of the Company, as described below in “—Change in Control under the Amended Employment Agreements.”
Under the Amended Employment Agreements, “Cause” generally means, with respect to a Named Executive Officer, any of the following: (i) the repeated failure to fulfill his obligations with respect to his employment; (ii) a conviction of, or plea of guilty or no contest to, a felony or to a crime involving moral turpitude resulting in financial or reputational harm to us or any of our affiliates; (iii) engagement in conduct that constitutes gross negligence or gross misconduct in carrying out his job duties; (iv) a material violation of any restrictive covenant to which he is subject; (v) any act involving dishonesty relating to, and adversely affecting, our business; or (vi) a material breach of our written code of ethics or any of our other material written policies or regulations (and in the case of (i) and (vi), if able to be cured, remaining uncured for 30 days following written notice from us).
Under the Amended Employment Agreements, “Good Reason” generally means the occurrence of any of the following without the Named Executive Officer’s consent: (i) a material reduction in base salary, other than reductions of less than 10% as part of reductions to base salaries of all similarly situated executives; (ii) a permanent relocation of his principal place of employment by more than 30 miles; (iii) any material breach by us of any material provision of the Amended Employment Agreement; (iv) our failure to obtain an agreement from any successor to assume the Amended Employment Agreement; or (v) a material diminution in the nature or scope of the Named Executive Officer’s authority or responsibilities. Each of the conditions described above is subject to customary notice and cure provisions.
Upon a termination of employment for “Cause” or without “Good Reason,” the Named Executive Officer will forfeit all outstanding RSUs and PSUs granted under the Omnibus Plan.
Treatment of LTIPs upon a Termination of Employment
RSUs and PSUs granted to our Named Executive Officers in 2017 will vest upon a termination without “cause” or for “good reason” as described above in “---Termination of Employment under the Original Employment Agreements.”
Pursuant to the award agreements with each of the Named Executive Officers, all outstanding and unvested RSUs granted in 2018 will vest 100% upon a termination of employment without “Cause” or for “Good Reason” (as defined in the applicable Amended Employment Agreements) and be settled within 30 days of such termination. PSUs held by each of the Named Executive Officers granted in 2018 will vest based on actual performance determined based on a shortened performance period beginning on the first day of the original performance period and ending on the date of such termination and be settled within 60 days of such termination.
Pursuant to the award agreements with each of the Named Executive Officers, upon a termination of employment due to death or “Disability” (as defined in the Amended Employment Agreement), each Named Executive Officer’s RSUs and PSUs will be deemed 100% vested and will be settled within 30 days of such termination.

Upon a termination of employment for “Cause” or without “Good Reason,” the Named Executive Officer will forfeit all outstanding RSUs and PSUs.
Change in Control under the Original Employment Agreements
Under the Original Employment Agreements, if either of Messrs. Baetz’s or Grove’s employment was terminated without “cause” or by him for “good reason” within the six-month period following a Sale of the Company (as defined in the applicable Original Employment Agreement), his salary continuation payments would have been increased to the two times the sum of his base salary for the year in which termination occurred and the of greater of: (a) the AIP payment received by the applicable Named Executive Officer for the immediately preceding calendar year or (b) the target AIP payment for the year in which such termination occurred. Under Mr. Smith's Original Employment Agreement, he would have received the payments and benefits described in “--Termination of Employment under the Original Employment Agreements” above if his employment were terminated following a Sale of the Company.
Change of Control under the Amended Employment Agreements
Under the Amended Employment Agreements, if a Named Executive Officer’s employment is terminated without “Cause” or by him for “Good Reason” within the 12-month period following a Sale of the Company (as defined in the applicable Amended Employment Agreement), (i) his salary continuation payments will be increased to two times (2.5 times for Mr. Smith) the sum of his base salary and his target AIP payment for the year in which such termination occurs and (ii) his COBRA continuation coverage is increased to (or, for Mr. Smith, remains)18 months.
Treatment of LTIPs upon a Change in Control
Pursuant to the award agreements with each of the Named Executive Officers, all outstanding and unvested RSUs will vest 100% upon a “Change in Control” (as defined in the 2017 Plan or the Omnibus Plan, as applicable) and be settled within 30 days following such “Change in Control.” PSUs held by each of the Named Executive Officers granted in 2017 will vest 100% upon a “Change in Control” and be settled within 30 days following such “Change in Control.” PSUs held by each of the Named Executive Officers granted in 2018 will vest based on actual performance determined based on a shortened performance period beginning on the first day of the original performance period and ending on the third business day prior to a “Change in Control” and be settled within 30 days following the date of such “Change in Control.”
“Change in Control” generally means: (i) any “person” (other than the Company and certain related parties), becoming the beneficial owner, directly or indirectly, of securities representing more than 50% of the combined voting power of the Company; (ii) during any period of 24 consecutive calendar months, our directors as of the first day of such period (the “Incumbent Directors”), cease for any reason to constitute a majority of our Board, provided that a director elected or nominated by our stockholders (other than as a result of an actual or threatened proxy contest) whose appointment was approved by two-thirds of the Incumbent Directors shall be considered an Incumbent Director for this purpose; (iii) any reorganization, merger, consolidation or other business combination in which the voting securities outstanding immediately prior to the combination do not, immediately following the combination, continue to represent more than 50% of the then outstanding voting securities entitled to vote generally in the election of directors of us, our successor or any ultimate parent thereof after the combination; or (iv) (a) a complete liquidation or dissolution of us or (b) a sale or disposition of all or substantially all of our assets in one or a series of related transactions.

Director Compensation
The table below summarizes the compensation paid to our non-employee director for the fiscal year ended December 31, 2018.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Anne L. Mariucci	$33,750	$99,993	$133,743
C. Kent Potter	$33,750	$99,993	$133,743
Eugene “Gene” Voiland	$101,250	$175,200	$276,450
______________

(1)
While Messrs. Smith and Baetz, Buckley and Vazales also served on our Board during 2018, they did not receive any additional compensation for their service as directors. The compensation received by each of Messrs. Smith and Baetz as an officer of the Company is shown in “—2018 Summary Compensation Table.” Mr. Paul did not join our board until 2019 and, as a result, received no compensation in 2018.

(2)	Ms. Mariucci and Mr. Potter joined our Board on September 12, 2018. The amount in this column reflects amounts received for services as a director from September 12, 2018 to December 31, 2018.

(3)
Reflects the aggregate grant date fair value of 6,369 RSUs granted to each of Ms. Mariucci and Mr. Potter, respectively, and 15,000 RSUs granted to Mr. Voiland during 2018 computed in accordance with FASB ASC Topic 718, determined without regard to estimated forfeitures. The RSUs will vest May 12, 2019 as to Ms. Mariucci and Mr. Potter and May 23, 2019 as to Mr. Voiland.

On August 21, 2018, we adopted a non-employee director compensation program, pursuant to which each non-employee director receives (i) an annual grant of restricted stock units with a value at grant of $150,000, (ii) an annual cash fee of $75,000 for membership on our board of directors, (iii) an annual cash fee of $30,000 for committee chair positions and (iv) an annual cash fee of $15,000 for other committee membership positions. All annual cash fees are payable quarterly in arrears.
Securities Authorized for Issuance Under Equity Compensation Plans
On June 27, 2018, our Board approved the Second Amended and Restated Berry Petroleum Corporation 2017 Omnibus Incentive Plan (the “Omnibus Plan”). A description of the plans can be found in Item 8. Financial Statements and Supplementary Data – Note 8–Equity to our Financial Statements for the year ended December 31, 2018 in our 2018 Annual Report on Form 10-K. The aggregate number of shares of our common stock authorized for issuance under stock-based compensation plans for our employees and non-employee directors is 10 million, of which approximately 1.6 million have been issued or reserved through December 31, 2018.
The following table summarizes information related to our equity compensation plans under which our equity securities are authorized for issuance as of December 31, 2018.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (#)(3)	Weighted-Average Exercise Price of Outstanding Options and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)(1)
Equity compensation plans not approved by security holders(2)	922,952	N/A	8,381,902
______________

(1)
The number of securities remaining available for future issuances has been reduced by the number of securities to be issued upon RSUs subject to time vesting and PSUs upon the maximum achievement of certain market-based performance goals over a specified period of time.

(2)
In connection with the IPO, our Board amended and restated the Company’s First Amended and Restated 2017 Omnibus Incentive Plan, which had amended and restated the Company’s 2017 Omnibus Incentive Plan (the “Prior Plans” and, collectively with the Omnibus Plan, the “Equity Compensation Plans”), which allowed us to grant equity-based compensation awards with respect to up to 10,000,000 shares of common stock (which number includes the number of shares of common stock previously issued pursuant to an award (or made subject to an award that has not expired or been terminated) under the Prior Plans), to employees, consultants and directors of the Company and its affiliates who perform services for the Company. The Omnibus Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents and other types of awards.

(3)
Represents common stock to be issued based upon continuous employment and the maximum achievement of certain performance goals over a specified period of time as described in the applicable Equity Compensation Plan and associated award agreements. We did not have any options or rights with an exercise price.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Except when another date is indicated, the following table sets forth the beneficial ownership of our common stock, and shows the number of shares of common stock and respective percentages owned as of February 28, 2019, by:

•	each person known to us to beneficially own more than 5% of our outstanding common stock;

•	each member of our Board;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.
Except as otherwise noted, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been compiled from public filings or furnished by the respective 5% or more stockholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed more than 5% stockholder, director or executive officer is c/o Berry Petroleum Corporation, 16000 N. Dallas Parkway, Suite 500, Dallas, Texas 75248. The percentages of ownership are based on 82,061,650 shares of common stock outstanding as of February 28, 2019.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage
Directors and Named Executive Officers:
A. T. Smith (President, Chief Executive Officer and Board Chair)(2)	203,566	*
Cary Baetz (Executive Vice President, Chief Financial Officer and Director)	141,250	*
Gary A. Grove (Executive Vice President and Chief Operating Officer)	109,924	*
Brent S. Buckley (Director)	—	—
Anne L. Mariucci (Director)	—	—
Donald L. Paul (Director)	—	—
C. Kent Potter (Director)	—	—
Eugene J. Voiland (Director)	15,000	*
All current directors and executive officers as a group (Eight Persons)	469,740	*
5% Holders
AllianceBernstein Funds(3)	4,644,404	5.7%
Benefit Street Partners(4)	18,588,691	22.7%
CarVal Investors(5)	6,624,362	8.1%
FMR LLC(6)	11,284,833	13.8%
Oaktree Capital Management(7)	7,794,350	9.5%
Western Asset Management Company, LLC(8)	5,653,390	6.9%
__________________

*	less than 1%

(1)
The amounts and percentages of common stock beneficially owned are reported based on SEC regulations. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The number of shares beneficially owned by a person includes any derivative securities to acquire common stock held by that person that are currently exercisable or convertible within 60 days after the date of this prospectus. The shares issuable under any such securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Includes 66,667 shares of common stock acquired on March 1, 2019 in connection with the vesting of Mr. Smith’s previously granted RSUs, net of 15,634 shares withheld for payment of taxes.

(3)
Consists of (i) 133,343 shares of common stock owned by AB Bond Fund Inc. – AB Income Fund, (ii) 5,951 shares of common stock owned by AB Bond Fund, Inc. - AB Credit Long/Short Portfolio, (iii) 3,917 shares of common stock owned by AB Bond Fund, Inc. - AB FlexFee High Yield Portfolio, (iv) 46,608 shares of common stock owned by AB Collective Investment Trust Series - AB US High Yield Collective Trust, (v) 2,987,112 shares of common stock owned by AB FCP I - Global High Yield Portfolio, (vi) 1,158,054 shares of common stock owned by AB High Income Fund, Inc., (vii) 12,792 shares of common stock owned by AB SICAV I - US High Yield Portfolio., (viii) 27,383 shares of common stock owned by AllianceBernstein Global High Fund Mother Fund, (ix) 2,871 shares of common stock owned by AllianceBernstein Global High Income Open B, (x) 73,465 shares of common stock owned by Teachers’ Retirement System of Louisiana, (xi) 9,528 shares of common stock owned by The AB Portfolios - AB All Market Total Return Portfolio, (xii) 167,780 shares of common stock owned by AllianceBernstein Global High Income Fund, Inc., (xiii) 4,200 shares of common stock owned by AXA Equitable Funds Management Group, LLC and (xiv) 11,400 shares of common stock owned by EQ/AllianceBernstein Small Cap Growth (collectively, the “AllianceBernstein funds”). AllianceBernstein L.P. is investment advisor to the AllianceBernstein funds. Neil Ruffell, in his position as VP Corporate Actions of AllianceBernstein L.P., may be deemed to have voting and investment power with respect to the common stock owned by the AllianceBernstein funds. AllianceBernstein L.P. has sole voting and dispositive power over the 4,644,404 shares held in the aggregate by the AllianceBernstein funds. The address for the foregoing persons is 1345 Avenue of the Americas, New York, NY 10105.

(4)
Consists of (i) 2,801,272 shares of common stock owned by BSP Berry Credit Alpha 1 L.L.C., (i) 1,987,228 shares of common stock owned by BSP Berry Credit Alpha 2 L.L.C., (iii) 3,128,350 shares of common stock owned by Providence Debt Fund III L.P., (iii) 1,665,963 shares of common stock owned by BSP Berry DF3 3 LLC , (iv) 435,233 shares of common stock owned by SEI Institutional Investments Trust - High Yield Bond Fund, (v) 323,764 shares of common stock owned by SEI Institutional Managed Trust - High Yield Bond Fund, (vi) 164,334 shares of common stock owned by SEI Global Master Fund plc - The High Yield Fixed Income Fund, (vii) 75,648 shares of common stock owned by U.S. High Yield Bond Fund, (viii) 1,003,080 shares of common stock owned by BSP Special Situations Master A L.P., (ix) 1,816,847 shares of common stock owned by BSP Berry Special Situations 3 LLC, (x) 1,935,020 shares of common stock owned by BSP Berry SEI 2 LLC, (xi) 74,838 shares of common stock owned by Blackrock Strategic Funds, (xii) 2,862,114 shares of common stock owned by BSP Berry PECM LLC and (xiii) 315,000 shares of common stock owned by Hampshire Credit Alpha Master Fund LP (all such owners of such securities, collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) serves as the investment adviser to each of the BSP Funds. The sole managing member of BSP is BSP Holdco, LLC. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP Holdco, LLC. Each of Mr. Gahan and BSP has shared voting and dispositive power over the 18,588,691 shares held in the aggregate by the BSP Funds. The address for BSP, each of the BSP Funds and Mr. Gahan is 9 West 57th Street, Suite 4920, New York, New York 10019. Pursuant to the Stockholders Agreement, Benefit Street Partners has the right to designate a director for nomination to our Board. Mr. Buckley currently serves as Benefit Street Partners’ designee. For more information, please read “Certain Relationships and Related Party Transactions.”

(5)
Consists of (i) 487,864 shares of common stock held by CarVal GCF Cayman Securities Ltd, (ii) 803,348 shares of common stock held by CVI AA Cayman Securities LP, (iii) 158,226 shares of common stock held by CVI AV Cayman Securities LP, (iv) 1,191,224 shares of common stock held by CVIC Cayman Securities Trading Ltd, (v) 3,193,056 shares of common stock held by CVI CVF III Cayman Securities Ltd and (vi) 790,644 shares of common stock held by CVI CVF IV Cayman Securities Ltd (collectively, the “CarVal funds”). CarVal Carry GP Corp., as the general partner or sole director of each of the CarVal funds, may be deemed to share voting and investment power over the shares held by each of the CarVal funds. CarVal Investors, LLC serves as the investment manager to each of the CarVal funds. CarVal Investors, LLC has shared voting and dispositive power over the 6,624,362 shares held in the aggregate by the CarVal funds. CarVal Investors, LLC and CarVal Carry GP Corp. disclaim beneficial ownership of the common shares held by the CarVal funds. The address for the foregoing persons is 9320 Excelsior Boulevard, 7th Floor, Hopkins, MN 55343.

(6)
Based solely on a Schedule 13G/A filed on February 11, 2019 by FMR LLC and Abigail P. Johnson. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR LLC has sole voting power over 1,022,988 shares and sole dispositive power over 11,284,833 shares. Abigail P. Johnson has sole dispositive power over 8,219,818 shares. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(7)
Consists of (i) 5,531,482 shares of common stock held by Oaktree Opportunities Fund X Holdings (Delaware), L.P. (“Fund X Delaware”) and (ii) 2,262,868 shares of common stock held by Oaktree Value Opportunities Fund Holdings, L.P. (“VOF Holdings”). Oaktree Fund GP, LLC (“Fund GP”) is the general partner of Fund X Delaware; Oaktree Value Opportunities Fund GP, L.P. (“VOF GP”) is the general partner of VOF Holdings; Oaktree Value Opportunities Fund GP Ltd. (“VOF GP Ltd.”) is the general partner of VOF GP; Oaktree Fund GP I, L.P. (“GP I”) is the managing member of Fund GP and the sole shareholder of VOF GP Ltd.; Oaktree Capital I, L.P. (“Capital I”) is the general partner of GP I; OCM Holdings I, LLC (“Holdings I”) is the general partner of Capital I; Oaktree Holdings, LLC (“Holdings”) is the managing member of Holdings I; Oaktree Capital Management, L.P. (“Management”) is the sole director of VOF GP Ltd.; Oaktree Holdings, Inc. (“Holdings, Inc.”) is the general partner of Management; Oaktree Capital Group, LLC (“OCG”) is the managing member of Holdings and the sole shareholder of Holdings, Inc.; and Oaktree Capital Group Holdings GP, LLC (“OCGH GP”) is the duly elected manager of OCG. The members of OCGH GP are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone. Each of VOF Holdings, VOF GP, VOF GP Ltd., GP I, Capital I, Holdings I, Holdings, Management, Holdings Inc., OCG and OCGH GP have sole voting and dispositive power over the shares held directly by VOF Holdings. Each of Fund X Delaware, Fund GP, GP I, Capital I, Holdings I, Holdings, OCG and OCGH GP have sole voting and dispositive power over the shares held directly by Fund X Delaware. The address for the foregoing persons is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Pursuant to the Stockholders Agreement, Oaktree Capital Management previously had the right to designate a director for nomination to our board of directors. For more information, please read “Certain Relationships and Related Party Transactions.”

(8)
Consists of (i) 400,808 shares of common stock held by Western Asset Opportunistic US$ High Yield Securities Portfolio, L.L.C., (ii) 243,795 shares of common stock held by Western Asset Funds, Inc. - Western Asset High Yield Fund, (iii) 29,417 shares of common stock held by Consulting Group Capital Markets Funds - High Yield Investments, (iv) 157,198 shares of common stock held by Legg Mason Western Asset US High Yield Fund, (v) 198,479 shares of common stock held by Kern County Employees' Retirement Association, (vi) 366,382 shares of common stock held by Western Asset High Income Opportunity Fund Inc., (vii) 339,297 shares of common stock held by John Hancock Funds II High Yield Fund, (viii) 159,086 shares of common stock held by John Hancock Variable Insurance Trust High Yield Trust, (ix) 166,055 shares of common stock held by Brighthouse Funds Trust II - Western Asset Management Strategic Bond Opportunities Portfolio, (x) 116,514 shares of common stock held by Legg Mason Partners Income Trust - Western Asset Global High Yield Bond Fund, (xi) 49,658 shares of common stock held by Legg Mason Western Asset Global High Yield Bond Fund, (xii) 294,990 shares of common stock held by Western Asset Global High Income Fund Inc., (xiii) 369,997 shares of common stock held by Western Asset High Income Fund II Inc., (xiv) 63,985 shares of common stock held by Legg Mason Partners Variable Income Trust - Western Asset Variable Global High Yield Bond Portfolio, (xv) 542,523 shares of common stock held by Western Asset Short Duration High Income Fund, (xvi) 43,936 shares of common stock held by Legg Mason Partners Income Trust - Western Asset Income Fund, (xvii) 118,781 shares of common stock held by Southern California Edison Company Retirement Plan Trust, (xviii) 172,752 shares of common stock held by Western Asset Strategic US$ High Yield Portfolio, L.L.C., (xix) 60,867 shares of common stock held by International Union, UAW Strike Trust, (xx) 89,830 shares of common stock held by WA High Income Corporate Bond (Multi-Currency) Fund, (xxi) 230,628 shares of common stock held by Western Asset High Yield Defined Opportunity Fund Inc., (xxii) 8,479 shares of common stock held by Western Asset Multi-Asset Credit Portfolio Master Fund, Ltd., (xxiii) 152,710 shares of common stock held by Western Asset Short-Dated High Yield Master Fund, Ltd., (xxiv) 48,653 shares of common stock held by International Union, UAW Master Pension Trust, (xxv) 285,858 shares of common stock held by Western Asset Middle Market Debt Fund, Inc., (xxvi) 8,617 shares of common stock held by Anthem Health Plans, Inc., (xxvii) 39,106 shares of common stock held by Western Asset Funds, Inc. - Western Asset Macro Opportunities Fund, (xxviii) 13,656 shares of common stock held by Kaiser Foundation Hospitals, (xxix) 9,238 shares of common stock held by Kaiser Permanente Group Trust, (xxx) 3,213 shares of common stock held by The Walt Disney Company Retirement Plan Master Trust, (xxxi) 123,213 shares of common stock held by VantageTrust III Master Collective Investment Funds Trust, (xxxii) 630,306 shares of common stock held by Western Asset Middle Market Income Fund Inc., (xxxiii) 8,033 shares of common stock held by Hand Composite Employee Benefit Trust - Western Asset Income CIF, (xxxiv) 3,555 shares of common stock held by JNL Multi-Manager Alternative Fund, (xxxv) 6,038 shares of common stock held by Western Asset Premier Bond Fund, (xxxvi) 6,267 shares of common stock held by John Lewis Partnership Pensions Trust, (xxxvii) 42,640 shares of common stock held by Legg Mason Western Asset Global Multi Strategy Fund, (xxxviii) 12,183 shares of common stock held by Diageo Pension Trust Limited, (xxxix) 391 shares of common stock held by Legg Mason Western Asset Short Duration High Income Bond Fund, (xl) 2,350 shares of common stock held by GuideStone Funds Global Bond Fund, (xli) 33,068 shares of common stock held by Legg Mason IF Western Asset Global Multi Strategy Bond Fund and (xlii) 838 shares of common stock held by Western Asset High Yield Credit Energy Portfolio, LLC (collectively, the “WAMC funds”). Western Asset Management Company, LLC is the investment manager of the WAMC funds and has sole voting and dispositive power over the 5,653,390 shares held in the aggregate by the WAMC funds. The address for the foregoing persons is 385 E. Colorado Blvd. Pasadena, CA 91101.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In connection with our emergence from bankruptcy, we entered into agreements with certain of our affiliates and with parties who received shares of our common stock and Series A Preferred Stock, in exchange for their claims. We have filed copies of certain of the agreements referenced in this section as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2018.
Initial Public Offering and Purchases of Common Stock
In July 2018, we completed our IPO and as a result, on July 26, 2018, our common stock began trading on the NASDAQ under the ticker symbol BRY. We received approximately $110 million of net proceeds, after deducting underwriting discounts and offering expenses payable by us, for the 8,695,653 shares of common stock issued for our benefit in the IPO, net of the shares sold for the benefit of certain selling stockholders. The price to the public for the shares sold in our IPO was $14.00 per share.
In connection with the IPO, on July 17, 2018, we entered into stock purchase agreements with certain funds affiliated with Oaktree Capital Management and Benefit Street Partners, pursuant to which we purchased an aggregate of 410,229 and 1,391,967 shares of our common stock, respectively, or 1,802,196 in total. As noted below, we sold additional shares in the IPO equal to the number of shares purchased from Oaktree and Benefit Street. Prior to the IPO, funds affiliated with Benefit Street Partners and Oaktree Capital Management held 19,980,658 shares (or 27.5%) and 8,088,900 shares (or 11.1%) of our outstanding common stock on an as-converted basis. Immediately following the IPO and the purchase of our common stock from funds affiliated with Benefit Street Partners and Oaktree Capital Management, funds affiliated with Benefit Street Partners and Oaktree Capital Management held 18,588,691 shares (or 22.9%) and 7,678,671 shares (or 9.4%) of our outstanding common stock, respectively. In addition to the 8,695,653 shares of common stock issued and sold for our benefit in the IPO, we simultaneously received $24 million for issuing and selling 1,802,196 shares to the public and paid $24 million to purchase 1,802,196 shares under the stock purchase agreements. We purchased the shares immediately following the closing of the IPO and retired and returned them to the status of authorized but unissued shares.
The selling stockholders sold an additional 2,545,630 shares at a price to the public of $14.00 per share, for which we did not receive any proceeds.
Registration Rights Agreement
On the Effective Date, Berry Corp. entered into a registration rights agreement with the members of the ad hoc creditors committee formed in connection with the Chapter 11 Proceeding (the “Ad Hoc Committee”), which included certain of our stockholders, including Benefit Street Partners, Oaktree Capital Management, CarVal Investors, Goldman Sachs Asset Management, Western Asset Management Company and CI Investments, each of which beneficially owned more than 5% of our common stock on an as-converted basis at the time of execution. In June 2018, we amended and restated the registration rights agreement, and the parties to the registration rights agreement, as amended, included certain of our stockholders, including Benefit Street Partners, Oaktree Capital Management, the AllianceBernstein Funds, CarVal Investors, Goldman Sachs Asset Management, Western Asset Management Company and CI Investments, each of which beneficially owned more than 5% of our common stock on an as-converted basis at the time of execution. When we refer to the “Registration Rights Agreement,” we are referring to the registration rights agreement as amended and restated.
The Registration Rights Agreement generally required us to file a shelf registration statement with the SEC as soon as practicable. On December 12, 2018, we filed a registration statement to fulfill our obligations under the Registration Rights Agreement, registering the resale, on a delayed or continuous basis, of all Registrable Securities that were timely designated for inclusion by the holders (as specified in the Registration Rights Agreement). Generally, “Registrable Securities” includes (i) common stock we issued under the Plan and (ii) common stock into which the Series A Preferred Stock was converted, except that “Registrable Securities” does not include securities that have been sold under an effective registration statement or Rule 144 under the Securities Act or securities that have been transferred to a person other than a specified holder or a valid transferee.

The Registration Rights Agreement also requires us to effect demand registrations, which the specified holders may request to be underwritten, and underwritten shelf takedowns from the initial shelf registration if requested by holders of a specified percentage of Registrable Securities, subject to customary conditions and restrictions.
If we propose to file a registration statement under the Securities Act or conduct a shelf takedown with respect to a public offering of any class of our equity securities, the specified holders have “piggyback” registration rights to include their Registrable Securities in the registration statement, subject to customary conditions and restrictions.
The Registration Rights Agreement will terminate when there are no longer any Registrable Securities outstanding.
Stockholders Agreement
On the Effective Date, Berry Corp. and the members of the Ad Hoc Committee , which included certain of our stockholders, including Benefit Street Partners, Oaktree Capital Management, CarVal Investors, Goldman Sachs Asset Management, Western Asset Management Company and CI Investments, each of which beneficially owned more than 5% of our common stock on an as-converted basis at the time of execution entered into a stockholders agreement which governs the election of directors to the Board and other governance matters. In July 2018, in connection with the IPO, we amended and restated that stockholders agreement. When we refer to the “Stockholders Agreement,” we are referring to the stockholders agreement as amended and restated. Under the Stockholders Agreement, we are required to take all necessary action to cause the following two individuals to be nominated for election as directors:

•	the individual serving as our Chief Executive Officer; and

•
one individual designated by Benefit Street Partners (for so long as Benefit Street Partners beneficially owns at least ten percent of the common stock beneficially owned by all of the parties to the Stockholders Agreement).

Benefit Street Partners has the right under the Stockholders Agreement to designate a director to fill any vacancy created by the resignation or removal of its designee. Oaktree Capital Management also previously had the right to designate one individual for nomination for election as director, but effective September 12, 2018, Oaktree relinquished this right under the Stockholders Agreement.
Under the Stockholders Agreement, no member of the Stockholder Group, nor any of their affiliates, will have any liability as a result of designating or nominating an individual to serve as a director for us, solely for any act or omission by such individual in her or her capacity as a director in accordance with the terms of the Stockholders Agreement.
The Stockholders Agreement will terminate automatically on February 28, 2020. The Stockholders Agreement may be terminated earlier by written agreement between us and the members of the Stockholder Group owning at least a majority of the common stock then beneficially owned by all members of the Stockholder Group; except that any early termination also requires the written agreement of any member of the Stockholder Group that then has a right to appoint a director under the Stockholders Agreement.
Transactions with Linn Energy
Transition Services and Separation Agreement
On the Effective Date, Berry LLC entered into a Transition Services and Separation Agreement (the “TSSA”) with Linn Energy to facilitate the separation of our operations from Linn Energy’s operations. Pursuant to the TSSA, (i) Linn Energy was required to provide, or cause to be provided, certain administrative, management, operating, and other services and support (the “Transition Services”) to us for the period from the Effective Date through the last day of the second full calendar month after the Effective Date (the “Transition Period”), (ii) we and the Linn Energy debtors separated our previously combined enterprise and (iii) the Linn Energy debtors transferred to us certain assets that related to our properties or business, in each case under the terms and conditions specified in the TSSA.

Under the TSSA, we reimbursed Linn Energy for any and all reasonable, third-party out-of-pocket costs and expenses, without markup, actually incurred by Linn Energy, to the extent documented, in connection with providing the Transition Services. Additionally, we paid Linn Energy a management fee of $6 million per month, prorated for partial months, during the Transition Period and paid $2.7 million per month, prorated for partial months, from the first day following the Transition Period through the last day of the second full calendar month thereafter (the “Separation Period”). During the Separation Period, the scope of the Transition Services was reduced to specified accounting and administrative functions. The Transition Period under the TSSA ended April 30, 2017, and the Separation Period ended June 30, 2017.
Operating Agreements
On the Effective Date, in connection with the TSSA, Berry LLC and Linn Energy entered into two Operating Agreements governing the joint ownership and operation of certain oil and natural gas assets with respect to which Berry LLC and Linn Energy, either directly or through an affiliate, would continue to have joint ownership after the Effective Date.
Pursuant to an operating agreement, Linn Energy operated the Hugoton assets and owned a working interest in the Hugoton assets, which assets we sold to Linn Energy on July 31, 2017.
Pursuant to an operating agreement, Berry LLC operated the Hill assets after the Effective Date until we purchased those assets on July 31, 2017.
Nick Smith Employment Agreement
We currently employ Nick Smith, the son of A. T. “Trem” Smith, our Chief Executive Officer, as Director of Strategic Planning & Commercial Marketing. Consistent with market rates of compensation, Mr. Nick Smith received total salary of approximately $278,000, stock awards with a grant date fair value of $42,000, non-equity incentive plan compensation of $22,000, tax reimbursement amounts of $780 and other compensation of $16,000 from October 2, 2017 through the year ended December 31, 2018.
Procedures for Approval of Interested Transactions
We have adopted a written policy for approval of Interested Transactions. An “Interested Transaction” is a transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which we are a participant, the aggregate amount of which involved will or may be expected to exceed $120,000 in any calendar year, and in which any Related Person has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A “Related Person” means:

•	a director or director nominee of the Company;

•	a senior officer of the Company, which, among others, includes each vice president and officer of the Company that is subject to reporting under Section 16 of the Exchange Act;

•	a stockholder owning more than 5% of us or our controlled affiliates (a “5% Stockholder”);

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, director nominee, senior officer or 5% Stockholder, and any person (other than a tenant or employee) sharing the household of such director, director nominee, senior officer or 5% Stockholder; and

•	any entity that is owned or controlled by someone listed above, or an entity in which someone listed above has a substantial ownership interest or control of the entity.

Pursuant to our policy, our Audit Committee should review the material facts of all Interested Transactions and either approve or disapprove entry into the Interested Transaction, subject to certain limited exceptions. If advance Audit Committee approval of an Interested Transaction is not feasible, then the Interested Transaction should be considered and ratified (if the Audit Committee determines it to be appropriate) at the Audit Committee’s next regularly scheduled meeting. In determining whether to approve or ratify entry into an Interested Transaction, our Audit Committee will take into account, among other factors, the following: (i) whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; (ii) the extent of the Related Person’s interest in the transaction; and (iii) whether the Interested Transaction is material to us.

SELLING STOCKHOLDERS
This prospectus covers the offer and sale of up to an aggregate of 51,819,725 shares of common stock that may be offered and sold from time to time by the selling stockholders identified below under this prospectus, subject to any appropriate adjustment as a result of any subdivision, split, combination or other reclassification of our common stock.
We have prepared the table, the paragraph immediately following this paragraph, and the related notes based on information supplied to us by the selling stockholders on or prior to March 5, 2019. We have not sought to verify such information. The percentages of ownership are based on 82,061,650 shares of common stock outstanding as of February 28, 2019.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After this Offering(2)
	Number	%		Number	%
AllianceBernstein Funds(3)	4,644,404	5.7%	4,628,804	15,600	*
Benefit Street Partners(4)	18,588,691	22.7%	18,588,691	—	—
CarVal Investors(5)	6,624,362	8.1%	6,458,733	165,629	*
CI Investments(6)	3,292,718	4.0%	3,292,718	—	—
Jackson Valley Fund LP(7)	121,124	*	121,124	—	—
Marathon Asset Management(8)	1,578,374	1.9%	1,578,374	—	—
Merrill Lynch, Pierce, Fenner & Smith, Incorporated(9)	285,000	*	285,000	—	—
Oaktree Capital Management(10)	7,794,350	9.5%	7,794,350	—	—
South Dakota Retirement System(11)	887,669	1.1%	887,669	—	—
Venor Capital(12)	2,349,643	2.9%	2,349,643	—	—
Western Asset Management Company, LLC(13)	5,653,390	6.9%	5,653,390	—	—
_______________

*	less than 1%

(1)
The amounts and percentages of common stock beneficially owned are reported based on SEC regulations. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The number of shares beneficially owned by a person includes any derivative securities to acquire common stock held by that person that are currently exercisable or convertible within 60 days after the date of this prospectus. The shares issuable under any such securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

(2)
Represents the amounts of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that: (a) all shares registered for sale by the registration statement of which this prospectus is a part will be sold by or on behalf of the selling stockholder; and (b) no other shares of our common stock will be acquired prior to completion of this offering by the selling stockholder. The selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration requirements of the Securities Act, including under Rule 144 promulgated thereunder or any successor rule. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(3)
Consists of (i) 133,343 shares of common stock owned by AB Bond Fund Inc. – AB Income Fund, (ii) 5,951 shares of common stock owned by AB Bond Fund, Inc. - AB Credit Long/Short Portfolio, (iii) 3,917 shares of common stock owned by AB Bond Fund, Inc. - AB FlexFee High Yield Portfolio, (iv) 46,608 shares of common stock owned by AB Collective Investment Trust Series - AB US High Yield Collective Trust, (v) 2,987,112 shares of common stock owned by AB FCP I - Global High Yield Portfolio, (vi) 1,158,054 shares of common stock owned by AB High Income Fund, Inc., (vii) 12,792 shares of common stock owned by AB SICAV I - US High Yield Portfolio., (viii) 27,383 shares of common stock owned by AllianceBernstein Global High Fund Mother Fund, (ix) 2,871 shares of common stock owned by AllianceBernstein Global High Income Open B, (x) 73,465 shares of common stock owned by Teachers’ Retirement System of Louisiana, (xi) 9,528 shares of common stock owned by The AB Portfolios - AB All Market Total Return Portfolio, (xii) 167,780 shares of common stock owned by AllianceBernstein Global High Income Fund, Inc., (xiii) 4,200 shares of common stock owned by AXA Equitable Funds Management Group, LLC and (xiv) 11,400 shares of common stock owned by EQ/AllianceBernstein Small Cap Growth (collectively, the “AllianceBernstein funds”).

AllianceBernstein L.P. is investment advisor to the AllianceBernstein funds. Neil Ruffell, in his position as VP Corporate Actions of AllianceBernstein L.P., may be deemed to have voting and investment power with respect to the common stock owned by the AllianceBernstein funds. AllianceBernstein L.P. has sole voting and dispositive power over the 4,644,404 shares held in the aggregate by the AllianceBernstein funds. The address for the foregoing persons is 1345 Avenue of the Americas, New York, NY 10105.

(4)
Consists of (i) 2,801,272 shares of common stock owned by BSP Berry Credit Alpha 1 L.L.C., (i) 1,987,228 shares of common stock owned by BSP Berry Credit Alpha 2 L.L.C., (iii) 3,128,350 shares of common stock owned by Providence Debt Fund III L.P., (iii) 1,665,963 shares of common stock owned by BSP Berry DF3 3 LLC , (iv) 435,233 shares of common stock owned by SEI Institutional Investments Trust - High Yield Bond Fund, (v) 323,764 shares of common stock owned by SEI Institutional Managed Trust - High Yield Bond Fund, (vi) 164,334 shares of common stock owned by SEI Global Master Fund plc - The High Yield Fixed Income Fund, (vii) 75,648 shares of common stock owned by U.S. High Yield Bond Fund, (viii) 1,003,080 shares of common stock owned by BSP Special Situations Master A L.P., (ix) 1,816,847 shares of common stock owned by BSP Berry Special Situations 3 LLC, (x) 1,935,020 shares of common stock owned by BSP Berry SEI 2 LLC, (xi) 74,838 shares of common stock owned by Blackrock Strategic Funds, (xii) 2,862,114 shares of common stock owned by BSP Berry PECM LLC and (xiii) 315,000 shares of common stock owned by Hampshire Credit Alpha Master Fund LP (all such owners of such securities, collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) serves as the investment adviser to each of the BSP Funds. The sole managing member of BSP is BSP Holdco, LLC. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP Holdco, LLC. Each of Mr. Gahan and BSP has shared voting and dispositive power over the 18,588,691 shares held in the aggregate by the BSP Funds. The address for BSP, each of the BSP Funds and Mr. Gahan is 9 West 57th Street, Suite 4920, New York, New York 10019. Pursuant to the Stockholders Agreement, Benefit Street Partners has the right to designate a director for nomination to our Board. Mr. Buckley currently serves as Benefit Street Partners’ designee. For more information, please read “Certain Relationships and Related Party Transactions.”

(5)
Consists of (i) 487,864 shares of common stock held by CarVal GCF Cayman Securities Ltd, (ii) 803,348 shares of common stock held by CVI AA Cayman Securities LP, (iii) 158,226 shares of common stock held by CVI AV Cayman Securities LP, (iv) 1,191,224 shares of common stock held by CVIC Cayman Securities Trading Ltd, (v) 3,193,056 shares of common stock held by CVI CVF III Cayman Securities Ltd and (vi) 790,644 shares of common stock held by CVI CVF IV Cayman Securities Ltd (collectively, the “CarVal funds”). CarVal Carry GP Corp., as the general partner or sole director of each of the CarVal funds, may be deemed to share voting and investment power over the shares held by each of the CarVal funds. CarVal Investors, LLC serves as the investment manager to each of the CarVal funds. CarVal Investors, LLC has shared voting and dispositive power over the 6,624,362 shares held in the aggregate by the CarVal funds. CarVal Investors, LLC and CarVal Carry GP Corp. disclaim beneficial ownership of the common shares held by the CarVal funds. The address for the foregoing persons is 9320 Excelsior Boulevard, 7th Floor, Hopkins, MN 55343.

(6)
Consists of (i) 423,153 shares of common stock owned by Signature Diversified Yield II Fund, (ii) 42,052 shares of common stock owned by Signature High Yield Bond II Fund, (iii) 218,919 shares of common stock owned by Signature Global Income & Growth Fund, (iv) 103,918 shares of common stock owned by Signature Diversified Yield Corporate Class, (v) 9,190 shares of common stock owned by CI US Income US$ Pool, (vi) 302,695 shares of common stock owned by Signature Income & Growth Fund, (vii) 1,417,393 shares of common stock owned by Signature High Income Fund, (viii) 587,834 shares of common stock owned by Signature Corporate Bond Fund, (ix) 117,232 shares of common stock owned by Canadian Fixed Income Pool, (x) 2,591 shares of common stock owned by Canadian Fixed Income Pool DD, (xi) 35,380 shares of common stock owned by Enhanced Income Pool and (xii) 32,361 shares of common stock owned by Enhanced Income Corporate Class, (collectively, the “CI funds”). CI Investments Inc. is the investment manager of the CI Funds. Caitlin Dean, in her position as SVP Portfolio Operations and COO of Funds of CI Investments Inc., and Geof Marshall, as Portfolio Manager of CI Investments, Inc., may be deemed to have voting and investment power with respect to the common stock owned by the CI Funds.

(7)	Douglas F. DeMuth is the managing member of Jackson Valley Fund LP and has voting and investment power over the shares held by Jackson Valley Fund LP.

(8)
Consists of (i) 189,829 shares of common stock owned by Marathon Credit Dislocation Fund, LP, (ii) 442,863 shares of common stock owned by Marathon Special Opportunity Master Fund, Ltd., (iii) 219,636 shares of common stock owned by TRS Credit Fund, LP, (iv) 180,130 shares of common stock owned by Marathon Blue Grass Credit Fund, LP and (v) 545,916 shares of common stock owned by Marathon Centre Street Partnership, LP, (collectively, the “Marathon funds”). Marathon Asset Management L.P. (“Marathon”) is the investment advisor to each of the Marathon funds. The general partner of Marathon is Marathon Asset Management GP, L.L.C. Louis Hanover is a managing member of Marathon Asset Management GP, L.L.C. and may be deemed to have voting and investment power with respect to the common stock owned by the Marathon funds.

(9)
Consists of 285,000 shares of common stock held by Merrill Lynch, Pierce, Fenner and Smith Incorporated (“MLPFS”), a majority-owned subsidiary of Bank of America Corporation, a publicly traded reporting company under the Exchange Act. Frank Kotsen, Head of The Global Credit and Special Situations Group (“GCSS”), a business division within MLPFS, and Michael Lee, Head of GCSS Distressed Trading, may be deemed to share voting and investment power with respect to the common stock held by MLPFS. Messrs. Kotsen and Lee disclaim beneficial ownership of the shares. MLPFS and its affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. MLPFS or its affiliates have provided, and may in the future provide, such services to us and to persons and entities with relationships with us, for which they may receive or will receive customary fees and expenses.

(10)
Consists of (i) 5,531,482 shares of common stock held by Oaktree Opportunities Fund X Holdings (Delaware), L.P. (“Fund X Delaware”) and (ii) 2,262,868 shares of common stock held by Oaktree Value Opportunities Fund Holdings, L.P. (“VOF Holdings”). Oaktree Fund GP, LLC (“Fund GP”) is the general partner of Fund X Delaware; Oaktree Value Opportunities Fund GP, L.P. (“VOF GP”) is the general partner of VOF Holdings; Oaktree Value Opportunities Fund GP Ltd. (“VOF GP Ltd.”) is the general partner of VOF GP; Oaktree Fund GP I, L.P. (“GP I”) is the managing member of Fund GP and the sole shareholder of VOF GP Ltd.; Oaktree Capital I, L.P. (“Capital I”) is the general partner of GP I; OCM Holdings I, LLC (“Holdings I”) is the general partner of Capital I; Oaktree Holdings, LLC (“Holdings”) is the managing member of Holdings I; Oaktree Capital Management, L.P. (“Management”) is the sole director of VOF GP Ltd.; Oaktree Holdings, Inc. (“Holdings, Inc.”) is the general partner of Management; Oaktree Capital Group, LLC (“OCG”) is the managing member of Holdings and the sole shareholder of Holdings, Inc.; and Oaktree Capital Group Holdings GP, LLC (“OCGH GP”) is the duly elected manager of OCG. The members of OCGH GP are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone. Each of VOF Holdings, VOF GP, VOF GP

Ltd., GP I, Capital I, Holdings I, Holdings, Management, Holdings Inc., OCG and OCGH GP have sole voting and dispositive power over the shares held directly by VOF Holdings. Each of Fund X Delaware, Fund GP, GP I, Capital I, Holdings I, Holdings, OCG and OCGH GP have sole voting and dispositive power over the shares held directly by Fund X Delaware. The address for the foregoing persons is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Pursuant to the Stockholders Agreement, Oaktree Capital Management previously had the right to designate a director for nomination to our board of directors. For more information, please read “Certain Relationships and Related Party Transactions.”

(11)
South Dakota Investment Council manages the investment of South Dakota Retirement System assets. Matthew L. Clark, in his position as the State Investment Officer, has voting and investment power over the South Dakota Retirement System assets and has voting and investment power over the shares.

(12)
Consists of (i) 265,145 shares of common stock held by Raven Holdings II, L.P., (ii) 1,164,143 shares of common stock held by Venor Capital Master Fund Ltd. and (iii) 920,355 shares of common stock held by Venor Special Situations Fund II LP, (collectively, the “Venor funds”). Venor Capital Management LP serves as the Investment Manager of Raven Holdings II, L.P., Venor Capital Master Fund Ltd. and Venor Special Situations Fund II LP. Michael Wartell and Jeffrey Bersh, the co-chief investment officers of Venor Capital Management LP, may be deemed to have shared voting and investment power over the shares held by the Venor funds.

(13)
Consists of (i) 400,808 shares of common stock held by Western Asset Opportunistic US$ High Yield Securities Portfolio, L.L.C., (ii) 243,795 shares of common stock held by Western Asset Funds, Inc. - Western Asset High Yield Fund, (iii) 29,417 shares of common stock held by Consulting Group Capital Markets Funds - High Yield Investments, (iv) 157,198 shares of common stock held by Legg Mason Western Asset US High Yield Fund, (v) 198,479 shares of common stock held by Kern County Employees' Retirement Association, (vi) 366,382 shares of common stock held by Western Asset High Income Opportunity Fund Inc., (vii) 339,297 shares of common stock held by John Hancock Funds II High Yield Fund, (viii) 159,086 shares of common stock held by John Hancock Variable Insurance Trust High Yield Trust, (ix) 166,055 shares of common stock held by Brighthouse Funds Trust II - Western Asset Management Strategic Bond Opportunities Portfolio, (x) 116,514 shares of common stock held by Legg Mason Partners Income Trust - Western Asset Global High Yield Bond Fund, (xi) 49,658 shares of common stock held by Legg Mason Western Asset Global High Yield Bond Fund, (xii) 294,990 shares of common stock held by Western Asset Global High Income Fund Inc., (xiii) 369,997 shares of common stock held by Western Asset High Income Fund II Inc., (xiv) 63,985 shares of common stock held by Legg Mason Partners Variable Income Trust - Western Asset Variable Global High Yield Bond Portfolio, (xv) 542,523 shares of common stock held by Western Asset Short Duration High Income Fund, (xvi) 43,936 shares of common stock held by Legg Mason Partners Income Trust - Western Asset Income Fund, (xvii) 118,781 shares of common stock held by Southern California Edison Company Retirement Plan Trust, (xviii) 172,752 shares of common stock held by Western Asset Strategic US$ High Yield Portfolio, L.L.C., (xix) 60,867 shares of common stock held by International Union, UAW Strike Trust, (xx) 89,830 shares of common stock held by WA High Income Corporate Bond (Multi-Currency) Fund, (xxi) 230,628 shares of common stock held by Western Asset High Yield Defined Opportunity Fund Inc., (xxii) 8,479 shares of common stock held by Western Asset Multi-Asset Credit Portfolio Master Fund, Ltd., (xxiii) 152,710 shares of common stock held by Western Asset Short-Dated High Yield Master Fund, Ltd., (xxiv) 48,653 shares of common stock held by International Union, UAW Master Pension Trust, (xxv) 285,858 shares of common stock held by Western Asset Middle Market Debt Fund, Inc., (xxvi) 8,617 shares of common stock held by Anthem Health Plans, Inc., (xxvii) 39,106 shares of common stock held by Western Asset Funds, Inc. - Western Asset Macro Opportunities Fund, (xxviii) 13,656 shares of common stock held by Kaiser Foundation Hospitals, (xxix) 9,238 shares of common stock held by Kaiser Permanente Group Trust, (xxx) 3,213 shares of common stock held by The Walt Disney Company Retirement Plan Master Trust, (xxxi) 123,213 shares of common stock held by VantageTrust III Master Collective Investment Funds Trust, (xxxii) 630,306 shares of common stock held by Western Asset Middle Market Income Fund Inc., (xxxiii) 8,033 shares of common stock held by Hand Composite Employee Benefit Trust - Western Asset Income CIF, (xxxiv) 3,555 shares of common stock held by JNL Multi-Manager Alternative Fund, (xxxv) 6,038 shares of common stock held by Western Asset Premier Bond Fund, (xxxvi) 6,267 shares of common stock held by John Lewis Partnership Pensions Trust, (xxxvii) 42,640 shares of common stock held by Legg Mason Western Asset Global Multi Strategy Fund, (xxxviii) 12,183 shares of common stock held by Diageo Pension Trust Limited, (xxxix) 391 shares of common stock held by Legg Mason Western Asset Short Duration High Income Bond Fund, (xl) 2,350 shares of common stock held by GuideStone Funds Global Bond Fund, (xli) 33,068 shares of common stock held by Legg Mason IF Western Asset Global Multi Strategy Bond Fund and (xlii) 838 shares of common stock held by Western Asset High Yield Credit Energy Portfolio, LLC (collectively, the “WAMC funds”). Western Asset Management Company, LLC is the investment manager of the WAMC funds and has sole voting and dispositive power over the 5,653,390 shares held in the aggregate by the WAMC funds. The address for the foregoing persons is 385 E. Colorado Blvd. Pasadena, CA 91101.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•
persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.
Distributions
Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, and subject to the discussion below under “—Backup Withholding and Information Reporting,” each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock
Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•
we are or have been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the applicable statutory period and either (a) our common stock is not “regularly traded on an established securities market” (within the meaning of U.S. Treasury regulations) or (b) our common stock is “regularly traded on an established securities market” (within the meaning of U.S. Treasury regulations) and the non-U.S. holder owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” (within the meaning of the Code and the applicable U.S. Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. We believe that, for as long as our common stock is listed on a national securities exchange, our common stock will be treated as regularly traded on an established securities market (within the meaning of the U.S. Treasury Regulations). If, however, our common stock ceased to be regularly traded on an established securities market, a non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. If a non-U.S. holder is subject to the tax described in this paragraph, such non-U.S. holder will be required to file a United States federal income tax return with the IRS with respect to the year of the disposition.
Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by timely and properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld, provided that the required information is timely furnished to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.
INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares from time to time at the prevailing market price or in privately negotiated transactions. We will not receive any of the proceeds from the sale of shares of common stock pursuant to this prospectus.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the NASDAQ, in the over-the-counter market or on any other securities exchange on which our common stock is listed or traded;

•	ordinary brokerage transactions and transactions in which the broker‑dealer solicits purchasers;

•	block trades in which the broker‑dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker‑dealer as principal and resale by the broker‑dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in underwriting transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker‑dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	“at the market” or through market makers or into an existing market for the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.
The shares may be sold directly or through broker‑dealers acting as principal or agent. The selling stockholders may also enter into hedging transactions with broker‑dealers. In connection with such transactions, broker‑dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker‑dealers or other financial institutions which require the delivery to such broker‑dealer or other financial institution of shares offered by this prospectus, which shares such broker‑dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may agree to indemnify an underwriter, broker‑dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under the Registration Rights Agreement for the benefit of the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the common stock, including certain liabilities arising under the Securities Act. Under the Registration Rights Agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of common stock, including certain legal fees incurred by the selling stockholders. Brokers’ or underwriters’ discounts and commissions, if any, and all transfer taxes and transfer fees relating to the sale or disposition of the selling stockholders will be borne by the selling stockholders.
In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, broker-dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act. The following selling stockholder has represented to us that it is a broker-dealer: Merrill Lynch, Pierce, Fenner & Smith, Incorporated.
The selling stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti‑manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market‑making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market‑making activities for the shares.
To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholders may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.
Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We cannot assure you that the selling stockholders will sell all or any portion of our common stock offered hereby.
Under the Registration Rights Agreement, we agreed to keep the registration statement of which this prospectus constitutes a part continuously effective under the Securities Act until the earlier of (i) the date on which all Registrable Securities included herein have been sold; (ii) the date on which all such securities cease to be Registrable Securities or (iii) the maximum length permitted by the SEC.

LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The consolidated financial statements of Berry Petroleum Corporation and subsidiary as of December 31, 2018 (Successor) and December 31, 2017 (Successor), and for the year ended December 31, 2018 (Successor), the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 (Predecessor), and the year ended December 31, 2016 (Predecessor) have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the December 31, 2018 consolidated financial statements refers to a change in the basis of presentation for Berry Petroleum Corporation’s emergence from bankruptcy in 2017.
Certain estimates of our oil and natural gas reserves and related information included in this prospectus have been derived from reports prepared by the independent engineering firm, DeGolyer and MacNaughton. All such information has been so included on the authority of such firms as experts regarding the matters contained in their reports.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
We are required to file annual and quarterly reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.
We maintain an Internet site at www.berrypetroleum.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into this prospectus or this registration statement.
We make available free of charge on our website, all materials that we have filed electronically with the SEC, including our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus.
If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.
The documents listed below have been filed by us pursuant to the Exchange Act and are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2018, filed on March 7, 2019;

•	our Current Report on Form 8-K filed on February 28, 2019; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on July 24, 2018, including any amendments or reports filed for the purpose of updating the description.
You may request a copy of any document incorporated by reference in this Prospectus, at no cost, by writing or calling us at the following address:
16000 N. Dallas Parkway, Suite 500,
Dallas, Texas 75248
(661) 616-3900
Attention: Investor Relations
You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other that the date on the front of each document.

Prospectus